SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

Earnings Release | 2Q13

GAFISA GROUP REPORTS RESULTS FOR 2Q13

--- 2Q13 sales of R$554 mm exceeded launches of R$461 mm and increased q-o-q ---

--- Sequential improvement in SoS on higher gross sales and fewer dissolutions ---

--- 1H13 unit deliveries represented 30% of guidance midpoint ---

--- Sale of 70% Stake in Alphaville to Blackstone and Pátria ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

2Q13 Conference Call

August 12, 2013

> 8am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 9am Brasilia Time

In Portuguese

+55-11-3728-5971

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 89231355

+55-11-3127-4999 (Brazil)

Code: 70360883

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

435,099,535[1]

Average daily trading volume (90 days2): R$61.8 million

1)      Including 599,486 treasury shares

2)      Up June 30, 2013

FOR IMMEDIATE RELEASE - São Paulo, August 09, 2013 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the second quarter ended June 30, 2013.

Duilio Calciolari, Chief Executive Officer, said: “The agreement reached with private equity funds Blackstone and Pátria to sell the majority share marks the completion of the strategic review of Alphaville operations that began in September 2012.

Management went ahead with the transaction because we believe that the partial sale of Alphaville is the best strategy to unlock the significant value created by Gafisa since it acquired the community development company back in 2006. We are also confident that it is the approach that will generate the highest returns for shareholders over the long term.

The association with Blackstone and Pátria means a partnership with the biggest, and one of the best, real estate funds in the world. This partnership will realize Alphaville’s full potential and also create opportunities for future collaboration.

Furthermore, by retaining a 30% stake in Alphaville, Gafisa will be engaged in the brand’s business and share in profit generation. The structure agreed upon will enable Gafisa, after 4 years, to either remain a holder or sell its share in an eventual IPO.

Upon completion of the transaction, Gafisa’s capital structure will be much stronger. This will not only reduce interest rates but also reinforce our balance sheet. The resources will be used to reduce indebtedness and to maintain liquidity at a level on par with the volume of current operations. The use of resources will in future reflect leverage levels considered healthy by the Company, considering its long business cycle.

In the last two years, the Group has undertaken a series of actions to simplify its operations, including reducing the geographic scope of Gafisa and Tenda and revising processes. We will continue to restructure the Company’s operations, maintaining our focus on the Gafisa brand’s operations, while at the same time delivering legacy projects at Tenda and expanding the brand’s profitability under its new business model.

Management’s sharpened focus on these two business segments will result in much higher efficiencies, seeking to create future returns for shareholders.

The homebuilding sector possesses long business cycles, so changes take some time to be reflected in the financial results. However rather than pursue short term growth, we strongly believe that it is more important to build sustainable foundations that generate profit and value over the long term.”

2

CONSOLIDATED  FINANCIAL RESULTS – INCLUDING ALPHAVILLE RESULTS AS HELD FOR SALE

 ▲    Gafisa’s 2Q13 consolidated results classify Alphaville assets as held for sale. This reflect the impending sale of a 70% stake to Blackstone and Pátria.(1)

 ▲    Net revenue recognized by the “PoC” method was R$641 million in the second quarter, compared to R$508 million in the 1Q13 and R$780 million in the 2Q12.

 ▲    Gross profit was R$144 million compared to R$78 million in the 1Q13 and R$169 million in the 2Q12.

 ▲    Adjusted EBITDA was R$94 million, compared to R$58 million in the 1Q13 and R$129 million in the 2Q12. The adjusted EBITDA margin reached 14.7%, compared to 11.4% in the 1Q13 and 16.5% in the 2Q12. For comparison purposes, considering the pro forma result with Alphaville consolidated EBITDA margin was 13.8% versus 10.0% in the 1Q13.

 ▲    Second quarter net loss was R$14 million compared with a net loss of R$55 million in the 1Q13 and net income of R$1 million in the 2Q12. The results on the partial sale of Alphaville to Blackstone and Pátria are not reflected in the consolidated earnings. The nonrecurring gain will be recognized upon on closing.

 ▲    At June 30, 2013, the Company had approximately R$1.1 billion in cash. The net debt to equity ratio reached 96% in the second quarter of 2013.

 ▲    Excluding project finance, the net debt/equity ratio was 28%.

 ▲    Proceeds from the sale of Alphaville are not reflected in the balance for 2Q13. The transaction is expected to be concluded until October 2013, at which point the proceeds will reduce debt.

 ▲    Fitch upgraded Gafisa’s rating outlook from “Negative” to “Stable”.

CONSOLIDATED  OPERATING  RESULTS  INCLUDING ALPHAVILLE OPERATIONAL RESULTS

 ▲    Launches totaled R$461 million in the 2Q13, a 50% sequential increase compared to the 1Q13. Y-o-Y launches decreased 16%. The result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in keeping with seasonally lower launches in the first half.

 ▲    Pre-sales totaled R$554 million in the 2Q13, a 154% increase over the 1Q13 and a 12% decrease compared to the 2Q12. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

 ▲    Sales speed of launches reached 44% in the 2Q13 and 52% in the 1H13. Sales over supply reached 13%, compared to 16% in the 2Q12, on higher gross sales and a lower volume of dissolutions.

 ▲    Inventory at market value increased R$71 million to R$3.6 billion from R$3.5 billion in the 1Q13.

 ▲    The Group delivered 4,673 units in the 1H13.

Note: The assets and liabilities of Alphaville were presented in single lines in assets and liabilities, as "Assets / Liabilities held for sale". On a consolidated basis, all assets were reclassified to assets held for sale in current assets, including our remaining 10% in Alphaville. The balance sheets for prior periods are not restated and therefore are not comparable." We present below the balances pro-forma 1Q13 and 2Q12 for informational purposes and comparability. The income statement for June 30, 2012 was restated considering the effects of deconsolidation of Alphaville. The result was presented in Alphaville results specifies named "Result from discontinued operations.”

3

Recent Events	05
Gafisa Group Key Numbers	08
Consolidated Numbers for the Gafisa Group	09
Gafisa Segment	10
Tenda Segment	14
Alphaville Segment	19
Income Statement	21
Revenues	21
Gross Profit	22
Selling, General and Administrative Expenses	22
EBITDA	24
Net Income	24
Backlog of Revenues and Results	25
Balance Sheet	26
Cash and Cash Equivalents	26
Accounts Receivable	26
Inventory	26
Liquidity	27
Covenant Ratios	28
Outlook	29
Group Gafisa Consolidated Income Statement	30
Group Gafisa Consolidated Balance Sheet	31
Cash Flow	33
Glossary	40

4

RECENT EVENTS

Updated Status of Alphaville

On June 7, Gafisa announced it had signed an agreement to sell a majority stake in Alphaville Urbanismo S.A., the leading urban community development company in Brazil, Gafisa will retain the remaining 30% ownership of the brand post the conclusion of the sale transaction expected until October, 2013. The nonrecurring expected inflow of R$1.4 billion from the cash sale, effect on the equity and level of leverage are not reflected in the 2Q13 results. The transaction is expected to conclude until October. Thereafter, Gafisa’s net debt to equity will decrease from the 96% reported at the end of the 2Q13 to approximately 54%, based on unaudited pro-forma data for the period.

On the same date, Gafisa entered into an agreement with Alphaville’s founding partners to complete the purchase of the outstanding 20% stake in Alphaville, for a total consideration of R$367 million, ending the arbitration process. Subsequently, on July 3rd, 2013, Gafisa announced the liquidation of the purchase of the remaining stake.

Completion of the sale to Blackstone and Pátria is subject to closing conditions customary for a transaction of this nature and is expected to occur in the second half of the year.

Classification of Assets as Held for Sale with the Retention of Associate Non-Controlling Interest

Given the impending sale of a 70% stake in Alphaville and associated transfer of operations to the buyer, these assets have been classified as held for sale. These adjustments are designed to bring Brazilian accounting standards in line with international practices. The effect of disposal transactions on the ongoing operations for the current and comparative prior periods are summarized below. The income statement for June 30, 2012 was restated considering the effects of deconsolidation of Alphaville. Alphaville’s result were classified as "Results from discontinued operations". The financial statements of prior periods (1Q13, 2Q12 and 1H12) were disclosed on a comparable basis.

Table 1. Statement of Comprehensive Income for the 1H13 post Classification of Assets as Held for Sale

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	640.864	507.550	26%	779.779	-18%	1.148.414	1.493.883	-23%
Operating Costs	(497.066)	(429.405)	16%	(610.459)	-19%	(926.471)	(1.213.697)	-24%
Gross profit	143.798	78.145	84%	169.320	-15%	221.943	280.186	-21%
Operating Expenses
Selling Expenses	(60.407)	(55.220)	9%	(56.103)	8%	(115.627)	(104.859)	10%
General and Administrative Expenses	(49.599)	(53.005)	-6%	(59.831)	-17%	(102.604)	(119.731)	-14%
Other Op. Revenues / Expenses	(8.914)	(6.817)	31%	(24.126)	-63%	(15.731)	(34.020)	-54%
Depreciation and Amortization	(11.022)	(9.409)	17%	(11.264)	-2%	(20.431)	(28.165)	-27%
Equity Income	(14.488)	18.119	-180%	18.309	-179%	3.631	44.185	-92%
Operating results	(632)	(28.187)	-98%	36.305	-102%	(28.819)	37.596	-177%
Financial Revenues	16.757	18.931	-11%	15.799	6%	35.688	28.618	25%
Financial Expenses	(50.419)	(68.096)	-26%	(71.762)	-30%	(118.515)	(125.072)	-5%
Loss Before Taxes on Income	(34.294)	(77.352)	-56%	(19.656)	74%	(111.646)	(58.858)	90%
Deferred Taxes	(1.790)	(2.474)	-28%	(2.431)	-26%	(4.264)	(6.212)	-31%
Income Tax and Social Contribution	(5.202)	(3.963)	31%	(1.813)	187%	(9.165)	(11.836)	-23%
Loss After Taxes on Income	(41.286)	(83.789)	-51%	(23.903)	73%	(125.075)	(76.909)	63%
Discontinued Operations
Profit for the period from discontinued operations[1]	42.473	38.292	11%	32.749	30%	80.765	61.051	32%
Minority Shareholders	15.331	9.976	54%	7.800	97%	25.307	14.612	73%
Net Loss from Continued Operations	(14.144)	(55.473)	-75%	1.046	-1453%	(69.617)	(30.470)	128%

5

RECENT EVENTS

Classification of Assets as Held for Sale with Retention of Associate non-controlling Interest

The assets and liabilities of Alphaville were presented in single lines in assets and liabilities, as "Assets / Liabilities held for sale". On a consolidated basis, all assets were reclassified to assets held for sale in current assets, including our remaining 10% in Alphaville. The balance sheets for prior periods are not restated and therefore are not comparable." We present below the balances pro-forma 1Q13 and 2Q12 for informational purposes and comparability.

Table 2. Pro-Forma Balance Sheet for the 1Q13 and 2Q12 (Gafisa + Tenda) and IFRS impact

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y
Current Assets	6.745.681	6.803.809	-1%	6.773.255	0%
Cash and cash equivalents	1.101.160	1.146.029	-4%	834.284	32%
Receivables from clients	2.184.064	2.174.751	0%	2.915.513	-25%
Properties for sale	1.557.079	1.576.361	-1%	1.516.187	3%
Assets held for sale	1.521.277	1.519.978	0%	1.108.518	37%
Other	382.101	386.690	-1%	398.753	-4%
Long-term Assets	1.042.373	1.013.904	3%	1.056.950	-1%
Receivables from clients	286.913	345.566	-17%	521.874	-45%
Properties for sale	469.644	395.369	19%	329.276	43%
Other	285.816	272.969	5%	205.800	39%
	704.690	714.490	-1%	746.168	-6%
Intangible and Property and Equipment	149.850	224.122	-33%	218.246	-31%
Investments	554.840	490.368	13%	527.922	5%
Total Assets	8.492.744	8.532.203	0%	8.576.373	-1%
Current Liabilities	2.873.442	2.919.004	-2%	3.041.630	-6%
Loans, financing, investor obligations	986.271	1.017.010	-3%	1.401.104	-30%
Materials and service suppliers	101.194	106.356	-5%	120.188	-16%
Obligations asset held for sale	727.005	769.882	-6%	535.162	36%
Other	1.058.972	1.025.756	3%	985.176	7%
Long-term Liabilities	3.000.844	2.968.656	1%	2.789.187	8%
Loans, financing, investor obligations	2.634.108	2.585.095	2%	2.188.622	20%
Other	366.736	383.561	-4%	600.565	-39%
Shareholders' Equity	2.618.458	2.644.543	-1%	2.745.556	-5%
Shareholders' Equity	2.449.326	2.489.357	-2%	2.629.720	-7%
Non controlling interests	169.132	155.186	9%	115.836	46%
Liabilities and Shareholders' Equity	8.492.744	8.532.203	0%	8.576.373	-1%

6

RECENT EVENTS

1H13 Official Numbers Reported to 1H13 Unaudited Reconciliation

The consolidated financial statements and unaudited pro forma financial information presented to exclude the operation classification as held for sale Alphaville.The unaudited pro forma condensed consolidated financial statements present financial information excluding the classification of Alphaville operations as held for sale. The unaudited consolidated financial information presented is for informational purposes only. We present in the tables below, the income statement and the balance sheet excluding the effects of the adjustments made in the last two quarters given the adoption of CPCs 18, 19, 36 and 31.

Figure 3. Pro-Forma Income Statement for the 1H13 and IFRS impact

R$000	Official 1H13	Adjustments		Pro-Forma 1H13
	Amounts posted 30.06.13	Impact of adopting CPC 18(R2), 19 (R2) and CPC 36 (R3)	Impact of adopting CPC 31	Excluding the impact of the effects mentioned
Net Operating Revenue	1.148.414	89.792	394.772	1.632.978
Operating Costs	(926.471)	(82.549)	(201.967)	(1.210.988)
Gross profit	221.943	7.243	192.804	421.990
Gross Margin (%)	19.3%			25.6%
OPEX	(250.762)	(14.815)	(90.065)	(355.642)
Equity Income	3.631	(6.880)	3.249	0
Net Interest Income	(82.827)	8.345	(14.629)	(89.111)
Income Tax and Social Contribution	(13.429)	(1.016)	(7.344)	(21.789)
Minority Shareholders	(25.307)	243	(0)	(25.064)
Results Descontinued Operations	80.765	0	(80.765)	0
Net Loss from Continued Operations	(69.617)	0	0	(69.617)
EBITDA	151.690			189.201
Margin EBITDA (%)	13.2%			12.3%

Figure 4. Pro-Forma Balance Sheet for the 1H13 (excluding the classification of Alphaville operations as held for sale)

R$000	Official 1H13	Adjustments		Pro-Forma 1H13
	Amounts posted 30.06.13	Impact of adopting CPC 18(R2), 19 (R2) and CPC 36 (R3)	Impact of adopting do CPC 31	Excluding the impact of the effects mentioned
Current Assets	6.745.681	769.575	(631.039)	6.884.207
Cash and cash equivalents	1.101.160	128.859	185.529	1.415.548
Receivables from clients	2.184.064	385.801	396.157	2.966.022
Properties for sale	1.557.079	333.060	276.427	2.166.566
Assets held for sale	1.521.277	0	(1.521.277)	0
Other	382.101	(78.145)	32.125	191.611
Long-term Assets	1.042.373	(12.963)	452.409	1.481.819
Receivables from clients	286.913	61.198	393.550	741.661
Properties for sale	469.644	(30.578)	46.294	485.360
Other	285.816	(43.583)	12.565	254.246
	704.690	(561.390)	178.630	321.930
Intangible and Property and Equipment	149.850	28.563	143.517	321.930
Investments	554.840	(589.953)	35.113	0
Total Assets	8.492.744	195.222	0	8.687.966
Current Liabilities	2.873.442	103.748	(293.425)	2.683.765
Loans, financing, investor obligations	986.271	114.990	123.136	1.224.397
Materials and service suppliers	101.194	14.504	55.720	171.418
Obligations assets held for sale	727.005	0	(727.005)	0
Other	1.058.972	(25.746)	254.724	1.287.950
Long-term Liabilities	3.000.844	94.237	293.425	3.388.506
Loans, financing, investor obligations	2.634.108	56.583	159.680	2.850.371
Other	366.736	37.654	133.745	538.135
Shareholders' Equity	2.618.458	(2.763)	0	2.615.695
Shareholders' Equity	2.449.326	0	0	2.449.326
Non controlling interests	169.132	(2.763)	0	166.369
Liabilities and Shareholders' Equity	8.492.744	195.222	0	8.687.966

7

KEY NUMBERS FOR THE GAFISA GROUP

Table 5. Operating and Financial Highlights – (R$000, unless otherwise specified)

	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y	1H13	1H12	Y-o-Y
Launches (%Gafisa)	461.043	307.553	50%	546.519	-16%	768.596	1.010.259	-24%
Launches (100%)	519.546	391.690	33%	579.856	-10%	911.237	1.147.902	-21%
Launches, units (%Gafisa)	2.138	1.617	32%	1.182	81%	3.755	2.465	52%
Launches, units (100%)	2.530	2.003	26%	1.426	77%	4.533	3.093	47%
Contracted sales (%Gafisa)	553.639	218.281	154%	630.295	-12%	771.919	1.038.532	-26%
Contracted sales (100%)	627.326	255.929	145%	729.452	-14%	883.255	1.236.665	-29%
Contracted sales, units (% Gafisa)	2.670	831	221%	1.629	64%	3.501	2.130	64%
Contracted sales, units (100%)	3.030	1.076	182%	2.055	47%	4.106	2.954	39%
Contracted sales from Launches (%co)	262.411	76.276	244%	299.084	-12%	338.687	522.027	-35%
Sales over Supply (SoS) %	13,4%	5,9%	750bps	16,1%	-270bp	17,8%	24,0%	-620bp
Completed Projects (%Gafisa)	636.681	172.590	269%	1.195.783	-47%	809.271	2.302.590	-65%
Completed Projects, units (%Gafisa)	3.373	1.300	159%	6.032	-44%	4.673	12.197	-62%

Consolidated Land bank (R$)	20.538.260	20.509.519	0%	15.398.446	33%	20.538.260	15.398.446	33%
Potential Units	99.181	108.305	-8%	63.146	57%	99.181	63.146	57%
Number of Projects / Phases	136	134	1%	121	12%	136	121	12%
Including Alphaville results as held for sale
Net revenues	640.864	507.550	26%	779.779	-18%	1.148.414	1.493.883	-23%
Gross profit	143,798	78,145	84%	169,320	-15%	221.943	280.186	-21%
Gross margin	22.4%	15%	704bps	22%	72bps	19,3%	18,8%	57 bps
Adjusted Gross Margin ¹	28.1%	22%	28%	27%	3%	25%	24%	6%
Adjusted EBITDA ²	93.921	57.769	63%	128.612	-27%	151.690	215.992	-30%
Adjusted EBITDA margin ²	14.7%	11.4%	327 bps	16.5%	-184 bps	13.2%	14.5%	-125 bps
Results assets held for sale	(42.473)	(38.292)	-11%	(32.749)	-30%	(80.765)	(61.051)	-32%
Adj. EBITDA margin ² Pro-forma	13.9%	10.2%	372 bps	15.3%	-147 bps	12.3%	13.8%	-154 bps
Adjusted Net (loss) profit ²	6,071	(40,836)	-115%	14,379	-58%	-34.765	-4.144	739%
Adjusted Net margin ²	0.9%	-8.0%	899bps	2%	-90bps	-6,1%	-2,0%	-402 bps
Net (loss) profit	(14,144)	(55,473)	-75%	1,046	-1453%	(69.617)	(30.468)	128%
EPS (loss) (R$)	(0.0333)	(0.1282)	949bps	0.0024	-357bps	-0.1622	-0.0705	130%
Number of shares ('000 final)	424.499	432.630	-2%	432.272	-2%	424.499	432.272	-2%
Pro-Forma[5]
Revenues to be recognized	2,148,090	2.313.333	-7%	3.392.309	-39%	2.148.090	3.392.309	-39%
Results to be recognized ³	708,634	763.694	-7%	1.088.719	-43%	708.634	1.088.719	-43%
REF margin ³	33%	33%	-1bps	32%	91bps	33%	32%	91bps
Pro-Forma[5]
Net debt and investor obligations	2.519.219	2.456.076	3%	2.755.442	-9%	2.519.219	2.755.442	-9%
Cash and cash equivalent	1.101.160	1.146.029	-4%	834.284	32%	1.101.160	834.284	32%
Equity	2.449.326	2.489.357	-2%	2.629.720	-7%	2.449.326	2.629.720	-7%
Equity + Minority shareholders	2.618.458	2.644.543	-1%	2.745.556	-5%	2.618.458	2.745.556	-5%
Total assets	8.492.744	8.532.203	0%	8.576.373	-1%	8.492.744	8.576.373	-1%
(Net debt + Obligations) / (Equity + Min)	96%	93%	340bps	100%	-422bps	96%	100%	-422bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: during 1Q12, Tenda land bank was readjusted to focus on core regions, 2Q12 all remaining non-strategic land bank were excluded Nm = not meaningful
5) Pro-forma – Gafisa + Tenda

8

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Second-quarter 2013 launches totaled R$461 million, a 50% sequential increase, and a 16% reduction compared to the 2Q12. The first-half result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. 11 projects/phases were launched across 5 states in the 1H13, with Gafisa accounting for 39% of the PSV of launches, Alphaville 42% and Tenda the remaining 19% in terms of PSV.

Table 6. Consolidated Launches (R$ 000)

Launches	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%
Alphaville Segment	212,077	110,828	91%	80,619	163%	322,905	329,669	-2%
Tenda Segment	33,056	113,696	-71%	0	0%	146,752	0	0%
Total	461,043	307,553	50%	546,519	-16%	768,596	1,010,259	-24%

Consolidated Pre-Sales

Second-quarter 2013 consolidated pre-sales totaled R$554 million, a 154% increase compared to the previous quarter, and a 12% decrease versus the 2Q12. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53% posted in the 2Q13.

Table 7. Consolidated Pre-Sales (R$ 000)
Pre-sales	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	216,911	101,116	115%	456,383	-52%	318,027	773,085	-59%
Alphaville Segment	166,887	110,380	51%	158,184	6%	277,267	340,161	-18%
Tenda Segment	169,841	6,785	2403%	15,728	980%	176,626	-74,715	336%
Total	553,639	218,281	154%	630,295	-12%	771,919	1,038,532	-26%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 13%, compared to 6% in the 1Q13, due to improvement in gross sales and a lower volume of dissolutions in the period. Y-o-Y sales speed decreased to 13% from 16%, given the lower volume of launches and higher volume of dissolutions. The consolidated sales speed of launches reached 44%.

Table 8. Gafisa Group Sales over Supply (SoS)

Launches	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa Segment	9,8%	5,0%	480 bps	19,6%	-980 bps	13,7%	29,2%	-1550 bps
Alphaville Segment	15,8%	12,0%	380 bps	21,6%	-580 bps	23,8%	37,3%	-1350 bps
Tenda Segment	20,0%	0,9%	1910 bps	1,8%	1820 bps	20,6%	-9,8%	3040 bps
Total	13,4%	5,9%	750 bps	16,1%	-270 bps	17,8%	24,0%	-620 bps

Results by Brand

Table 9. Main Operational & Official Financial Numbers - Contribution by Brand – 1H13

	Gafisa (A)	Tenda (B)	Alphaville (C)	(A) + (B) + (C)
Deliveries (PSV R$mn)	475.033	293.856	49.204	818.094
Deliveries (% contribution)	58%	36%	6%	100%
Deliveries (units)	1.728	2.526	419	4.673
Launches (R$mn)	298.939	146.752	322.905	768.596
Launches (% contribution)	39%	19%	42%	100%
Launches (units)	534	1.260	1.961	3.755
Pre-sales	318.027	176.626	277.267	771.919
Pre-Sales (% contribution)	41%	23%	36%	100%
Revenues (R$mn)[1]	741.644	406.769	0	1.148.413
Revenues (% contribution)	65%	35%	0%	100%
Gross Profit (R$mn) [1]	211.833	10.110	0	221.943
Gross Margin (%)	28,6%	2,5%	0%	19,3%
EBITDA (R$mn)	102.241	(31.318)	80.767	151.690
EBITDA Margin (%)	13,8%	-7,7%	30%	13,2%
EBITDA (% contribution)	67,4%	-20,6%	53,2%	100,0%

Note: 1. Alphaville results are consolidated as held for sale

9

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Segment Launches

Second-quarter launches reached R$216 million and included 2 projects/phases concentrated in São Paulo, 160% higher than the R$83 million in the previous quarter.

Table 10. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	São Paulo	215.910	83.029	160%	465.900	-54%	298.939	680.590	-56%
	Rio de Janeiro	-	-	0%	-	0%	-	-	0%
	Other	-	-	0%	-	0%	-	-	0%
	Total	215.910	83.029	160%	465.900	-54%	298.939	680.590	-56%
	Units	369	165	124%	655	-44%	534	1.065	-50%

Table 11. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤R$500K	-	0	0%	34.211	-100%	-	96.310	-100%
R$500K - R$750K		215.910	83.029	160%	296.723	-27%	298.939	296.723	1%
	>R$750K	-	0	0%	134.966	-100%	-	287.557	-100%
	Total (R$)	215.910	83.029	160%	465.900	-54%	298.939	680.590	-56%

Gafisa Segment Pre-Sales

Second-quarter gross pre-sales totaled R$355 million, a 21% increase compared to the 1Q13. Net pre-sales totaled R$217 million in the 2Q13, a 52% decrease compared to the 2Q12 and a 115% increase Y-o-Y. Units launched during the same year represented 35% of total sales, while sales from inventory accounted for the remaining 65%. In the 2Q13, sales velocity was 9.8%, compared to 5.0% in the 1Q13, and 19.6% in the 2Q12. The sales velocity of Gafisa launches was 37%.

In the same period, the volume of dissolutions was R$138 million, a 28% sequential decrease. It is worth highlighting that, of the dissolutions of the period, 45% refer to completed units and 35% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in the 2Q13 reached 15%. Of the 923 cancelled units that returned to inventory, around 32% were already resold in the 1H13.

Table 12. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	São Paulo	170.360	108.364	57%	387.970	-56%	278.724	631.752	-56%
	Rio de Janeiro	50.375	25.234	100%	60.484	-17%	75.609	114.916	-34%
	Other	(3.824)	(32.482)	-88%	7.929	-148%	(36.306)	26.418	-237%
	Total	216.911	101.116	115%	456.383	-52%	318.027	773.085	-59%
	Units	405	195	107%	848	-52%	600	1.495	-60%

Table 13. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤ R$500K	49.039	11.489	327%	86.749	-43%	60.528	188.092	-68%
R$500K - R$750K		101.559	35.754	184%	146.075	-30%	137.313	217.587	-37%
	> R$750K	66.313	53.873	23%	223.559	-70%	120.186	367.406	-67%
	Total	216.911	101.116	115%	456.383	-52%	318.027	773.085	-59%

Table 14. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gafisa	≤ R$500K	163	90	80%	317	-49%	253	670	-62%
R$500K - R$750K		185	64	190%	284	-35%	249	448	-45%
	> R$750K	57	41	39%	247	-77%	98	377	-74%
	Total	405	195	107%	848	-52%	600	1.495	-60%

10

Gafisa Vendas (Internal Sales)

During the 2Q13, Gafisa Sales, an independent unit of the Company based in Sao Paulo and Rio de Janeiro that is focused on the sale of inventory, accounted for 55% of total gross sales posted. Gafisa Sales currently has a dedicated team of 400 highly trained consultants, combined with the strength of online sales.

Gafisa Segment Delivered Projects

The Company has implemented stricter controls to ensure the timely delivery of projects within budget. The planning and audit area is responsible for the verification and control of the execution of projects and reports directly to Gafisa’s segment CEO. During the first half of 2013, Gafisa delivered 10 projects/phases and 1,728 units. The tables below list the products delivered in the 1H13:

Table 15. Delivered Projects Gafisa Segment (1H13)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Estação Sorocaba	feb/13	2009	Rio de Janeiro - RJ	100%	86	38.995
Total	1Q13					86	38.995
Gafisa	Portal da Vila	apr/13	2010	São José dos Campos - SP	100%	152	39.673
Gafisa	Igloo Vila Olímpia	may/13	2010	São Paulo - SP	80%	96	28.690
Gafisa	Global Offices	may/13	2009	Rio de Janeiro - RJ	100%	160	33.875
Gafisa	Manhattan Square - SOHO	may/13	Up to 2008	Salvador - BA	50%	272	48.402
Gafisa	London Ville	jun/13	2009	Barueri - SP	100%	200	70.507
Gafisa	Jardim dos Girassóis	jun/13	2010	São Paulo - SP	50%	300	44.254
Gafisa	Jardim das Orquídeas	jun/13	2010	São Paulo - SP	50%	200	43.734
Gafisa	Parque Barueri - Fase II	jun/13	2010	Barueri - SP	100%	171	47.399
Gafisa	Quintas do Pontal	jun/13	Up to 2008	Rio de Janeiro - RJ	100%	91	79.505
Total	2Q13					1.642	436.038
Total	1H13					1.728	475.733

Tabela 16 - Gafisa Segment Delivered Projects and Concluded Transfers (1H13 x 1H12)

	2Q13	1Q13	Q-o-Q	2T12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
PSV (Transferred)[1]	208.467	226.270	-7,9%	294.235	-29,1%	434.736	505.697	-14,0%

Delivered Projects	9	1	800,0%	10	-10,0%	10	23	-56,5%
Delivered Units	1.642	86	1809,3%	1.311	25,2%	1.728	2.715	-36,4%
PSV Deliveries[2]	436.038	38.995	1018,2%	583.882	-25,3%	475.033	699.715	-32,1%

Note: 1. PSV refers to the potencial sales vales of units transferred to financial institutions. 2. PSV refers to the potencial sales value of the deliverd units.

Projects Launched in the Gafisa Segment

The following table displays Gafisa Segment projects launched during the 1H13:

Table 17. Projects Launched during Gafisa Segment (1H13)

Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/06/13	Sales 30/06/13
1Q13
Today Santana	mar/13	São Paulo - SP	100%	165	83.029	17%	14.234
Total 1Q13				165	83.029	17%	14.234
2Q13
Go Maracá	jun/13	São Paulo - SP	100%	129	72.096	17%	12.330
Follow	jun/13	São Paulo - SP	100%	240	143.814	58%	83.345
Total 2Q13				369	215.910	44%	95.675
Total 1H13				534	298.939	37%	109.909

Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

11

The Gafisa’s segment land bank of approximately R$6.1 billion is composed of 58 different projects/phases located exclusively on core market regions, equivalent to more than 13 thousand units. In line with our strategy, 31% of our land bank was acquired through swaps – which require no cash obligations. During the first half of the year, Gafisa expanded its landbank to support future growth activity with acquisitions totaling R$1.0 billion in potencial sales value.

Table 18. Land Bank Gafisa Segment – as of 2Q13

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	4.848.595	25%	24%	1%	9.693	11.125
Rio de Janeiro	1.253.746	55%	55%	0%	1.980	2.028
Total	6.102.341	31%	31%	1%	11.672	13.152

Table 19. Adjusted EBITDA Gafisa Segment (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	(14.688)	(40.493)	-64%	(12.223)	20%	(55.181)	(34.634)	59%
(+) Financial result	35.563	52.097	-32%	57.643	-38%	87.660	98.242	-11%
(+) Income taxes	3.460	2.915	19%	1.671	107%	6.375	11.391	-44%
(+) Depreciation and Amort.	8.558	6.486	32%	7.391	16%	15.044	22.016	-32%
(+) Capitalized interest	20.510	22.075	-7%	28.068	-27%	42.585	56.552	-25%
(+) Stock option plan expenses	4.851	4.628	5%	5.389	-10%	9.479	11.423	-17%
(+) Minority shareholders	(983)	(2.738)	-64%	(3.536)	-72%	(3.721)	(10.152)	-63%
Adjusted EBITDA	57.271	44.970	27%	84.403	-32%	102.241	154.838	-34%
Net revenues	374.360	367.284	2%	506.386	-26%	741.644	926.643	-20%
Adjusted EBITDA margin	15%	12%	305bps	17%	-137bps	14%	17%	-292bps

Updated Status of the Turnaround Strategy

Gafisa remains focused with its narrowed geographical focus on the key markets regions, São Paulo and Rio de Janeiro. Moreover, the delivery of legacy projects is proceeding according to plan and is expected to be substantially completed by year-end. Currently there are three remaining legacy projects scheduled for delivery in the second half of the year.

Given the high volume of deliveries in the second half of 2012, Gafisa brand registered a higher volume of sales cancellations in the 1H13. In the same period, the volume of dissolutions was R$329 million (58% in 1Q13), of which 44% refer to completed units and 34% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in 1Q13 reached 13.2%. Out of the cancelled units, around 33% were already resold in the quarter (SP 40% resold, RJ 56% resold and other markets 21% resold). Throughout the year, we will work to resell the remaing units.

Tabela 20. Gross Pre-Sales and Sales Cancellations 2011 to 1H13 (R$ mil) – Gafisa Segment by Market Region

	FY 2011	1Q12	2Q12	3Q12	4Q12	FY 2012	1Q13	2Q13	1H13
SP+ RJ
Gross Pre-Sales	2.333.974	340.477	519.648	453.055	543.915	1.857.094	244.389	291.258	535.647
Sales Cancellations	(288.933)	(42.264)	(71.194)	(122.727)	(75.181)	(311.365)	(126.771)	(89.652)	(216.423)
Net Pre-Sales	2.045.041	298.213	448.454	330.328	468.734	1.545.729	117.618	201.606	319.224
Other Markets
Gross Pre-Sales	196.399	27.257	55.142	45.502	55.578	183.479	48.300	63.328	111.628
Sales Cancellations	(61.351)	(8.768)	(47.213)	(47.840)	(25.860)	(129.681)	(64.801)	(48.023)	(112.824)
Net Pre-Sales	135.048	18.489	7.929	(2.338)	29.718	53.798	(16.501)	15.305	(1.196)
Total
# units	14.286	3.157	2.984	2.202	2.509	10.852	1.700	1.172	2.872
Gross Pre-Sales	2.530.373	367.734	574.790	498.556	599.493	2.040.574	292.689	354.585	647.274
Sales Cancellations	(350.284)	(51.032)	(118.407)	(170.566)	(101.041)	(441.047)	(191.572)	(137.674)	(329.246)
Net Pre-Sales	2.180.089	316.702	456.383	327.990	498.452	1.599.527	101.117	216.911	318.028

12

The Company maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 65% of total sales in the 1H13. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$2.0 billion at the end of the 2Q13. Inventory launched outside of strategic markets comprised R$325 million, or 16% of the total inventory. In the same period, the inventory of finished units for the segment totaled R$287 million or 17% of the total. Of this amount, the inventory of projects launched out of the strategic markets totaled R$ 192 million, or 2/3 of the total inventory composed by finished units, compared to 41% in the previous year.

Table 21. Inventory at Market Value 2Q13 x 1Q13 (R$ mn) – Gafisa Segment breakdown by Region

Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	1.182.753	215.910	71.482	(241.841)	61.406	1.289.709	9%
Rio de Janeiro	396.539	-	18.170	(49.416)	27.270	392.563	-1%
Others	341.829	-	48.023	(63.328)	-986	325.537	-5%
Total Gafisa	1.921.120	215.910	137.674	(354.585)	87.690	2.007.810	5%
Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa	1,921,120	215,910	137,674	(354,585)	87,690	2,007,810	5%	9.8%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period.

The sales speed for this inventory remains lower than that of sales within core markets, São Paulo and Rio de Janeiro, and the sale of non-core inventory is expected to be completed in 2014.

It is worth mentioning that, while the projects launched in Sao Paulo and Rio de Janeiro keep performing well, the segment’s gross margin continues to be impacted by the resolution of legacy projects. During the 1H13, the contribution of legacy projects in total revenues for the segment Gafisa was 8% versus 18% in 2012 and 20% in 2011. This should result in more normalized profitability characteristics from 2014 onwards. Excluding these projects, the gross margin would have been 35%.

Chart 2. Gross Margin by Market Region (2011-1H13)                Chart 3. Net Revenues – Breakdown by Market Region

13

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$130,000

Tenda Segment Launches

Throughout 2012, Tenda implemented corrective actions focused on improving the execution and delivery of existing and in-progress developments. During that period, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable profitable growth could be resumed.

Having achieved control of the operational and financial cycle in 2012, the Tenda brand resumed launches in the 1H13. Second-quarter launches totaled R$33 million and included 1 project/Phase, Itaim Paulista Life. The brand accounted for 7% percent of second quarter consolidated launches.

Table 22. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	São Paulo	33.056	67.755	-51%	0	0%	100.811	0	0%
	Rio de Janeiro	0	0	0%	0	0%	0	0	0%
	Minas Gerais	0	0	0%	0	0%	0	0	0%
	Northeast	0	45.941	-100%	0	0%	45.941	0	0%
	Others	0	0	0%	0	0%	0	0	0%
	Total	33.056	113.696	-71%	0	0%	146.752	0	0%
	Units	240	1.020	-76%	0	0%	1.260	0	0%

Table 23. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	33.056	113.696	-71%	0	0%	146.752	0	0%
	> MCMV		0	0%	0	0%	0	0	0%
	Total	33.056	113.696	-71%	0	0%	146.752	-	0%

Note: mn = not meaningful

Tenda Segment Pre-Sales

Second-quarter net pre-sales totaled R$170 million. Sales from units launched during the same period represented 17% of total gross contracted sales of R$328 million. Sales from inventory accounted for the remaining 83%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent upon the ability to pass mortgages onto financial institutions, and sales are conditional on the ability of transfer the mortgage to financial institutions. Out of 1H13 launches totalling R$147 million, within Tenda’s new business model, sales of R$69 million were registered (47% of total), of which R$27 million were already transferred and R$42 million are in the transfer process of being transferred financial institutions.

In the 2Q13, sales velocity (sales over supply) was 20.0%, compared to 0.9% in the 1Q13, due to the decrease in dissolutions and the sales performance of launches in the period. The sales velocity of Tenda launches was 47% during the 1H13.

Table 24. Pre-Sales (Dissolutions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	São Paulo	43.569	13.016	235%	2.852	1428%	56.585	(44.709)	-227%
	Rio de Janeiro	32.444	16.607	95%	10.628	205%	49.051	10.437	370%
	Minas Gerais	11.714	(15.491)	-176%	(30.185)	-139%	(3.777)	(62.990)	-94%
	Northeast	23.253	10.214	128%	10.150	129%	33.467	(10.479)	-419%
	Others	58.862	(17.561)	-435%	22.283	164%	41.301	33.026	25%
	Total	169.841	6.785	2403%	15.728	980%	176.626	(74.715)	-336%
	Units	1.429	165	764%	64	2144%	1.595	-843	-289%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

14

Table 25. Pre-Sales (Dissolutions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	140.602	36.191	288%	21.461	555%	176.793	(75.298)	-335%
	> MCMV	29.239	(29.406)	-199%	(5.733)	-610%	(167)	583	-129%
	Total	169.841	6.785	2403%	15.728	980%	176.626	-74.715	-336%

Table 26. Pre-Sales (Dissolutions) by unit Price Tenda Segment (# units)

%Tenda - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Tenda	≤ MCMV	1273	316	303%	95	1242%	1.589	(846)	-288%
	> MCMV	156	(151)	-204%	-31	-601%	5	3	57%
	Total	1429	165	764%	64	2144%	1.595	-843	-289%

Tenda Segment Operations

In the 2Q13, Tenda transferred around 2.631 units to financial institutions, equating to 5,352 units transferred in the 1H13.

Tenda Segment Delivered Projects

During the 1H13, Tenda delivered 18 projects/phases and 2,526 units, representing 36% of the mid-range of full-year delivery guidance of 6,500 to 7,500 units for the brand.

Table 27 - Delivered Projects Tenda Segment (1H13)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
	Parma Tower	Feb	2009	Belo Horizonte - MG	100%	36	4.434
	Espaço Engenho Life I	Mar	Up to 2008	Rio de Janeiro - RJ	100%	80	7.290
	Brisa do Parque III	Mar	2010	São José dos Campos - SP	100%	105	12.285
	Fit Cristal	Mar	Up to 2008	Porto Alegre - RS	80%	154	19.008
	Germânia F1C	Mar	2010	São Leopoldo - RS	100%	100	10.280
	Igara Life	Mar	2010	Canoas - RS	100%	240	21.494
	Valle Verde Cotia VII	Mar	2011	Cotia - SP	100%	80	9.600
Total 1Q13						795	84.391
	Espaço Engenho Life II	Apr	Up to 2008	Rio de Janeiro - RJ	100%	79	6.646
	Residencial Papa Joao XXIII	May	Up to 2008	Cachoeirinha - RS	100%	96	16.072
	São Matheus Life	May	Up to 2008	Duque de Caxias - RJ	100%	144	15.849
	Vila Allegro	May	Up to 2008	Salvador - BA	100%	300	57.170
	Parque Baviera Life - F3A (Bl 14 a 21)	Jun	Up to 2008	São Leopoldo - RS	100%	160	12.084
	Residencial Napoli	Jun	Up to 2008	Poá - SP	100%	120	8.823
	Pendotiba Life	Jun	Up to 2008	São Gonçalo - RJ	100%	160	12.070
	Parque Green Village Duo	Jun	2009	Aparecida de Goiânia - GO	100%	176	15.800
	Villagio do Jockey I	Jun	Up to 2008	São Paulo - SP	100%	180	13.988
	Fit Giardino	Jun	2009	Caxias - RS	70%	148	31.916
	Residencial Guaianazes Life	Jun	2010	São Paulo - SP	100%	168	19.047
Total 2Q13						1.731	209.466
Total 1H13						2.526	293.856

Table 28. Projects Launched (2Q13) - Tenda Segment

Project	Date	Local	Units (%co)	% co	PSV (%co)	% sold	Sales
Novo Horizonte – Turíbio	Mar	Osasco - SP	100%	580	67.755	78%	52.613
Vila Cantuária	Mar	Camaçari - BA	100%	440	45941	22%	10.135
Tenda Total 1Q13				1.020	113.696		62.748
Itaim Paulista Life I	May	São Paulo - SP	100%	240	33.056	18%	5.793
Tenda Total 2Q13				240	33.056	18%	5.793
Tenda Total 1H13				1.260	146.752	11%	15.928

15

Table 29. Land Bank Tenda Segment (2Q13)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	613.797	14%	14%	0%	5.200	5.200
Rio de Janeiro	292.207	1%	1%	0%	2.517	2.517
Nordeste	596.837	22%	22%	0%	5.589	5.589
Minas Gerais	372.117	65%	41%	24%	3.161	3.161
Total	1.874.958	28%	21%	7%	16.467	16.467

Table 30. Adjusted EBITDA Tenda

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	(26.012)	(43.853)	-41%	(12.413)	110%	(69.865)	(43.143)	62%
(+) Financial result	(1.901)	(2.931)	-35%	(1.680)	13%	(4.832)	(1.787)	170%
(+) Income taxes	3.532	3.521	0%	2.575	37%	7.053	6.658	6%
(+) Depreciation and Amortization	2.464	2.923	-16%	3.873	-36%	5.387	6.149	-12%
(+) Capitalized interest	15.664	11.519	36%	14.692	7%	27.183	20.915	30%
(+) Stock option plan expenses	33	33	0%	145	-77%	66	290	-77%
(+) Minority shareholders	396	3.294	-88%	4.270	-91%	3.690	11.025	-67%
Adjusted EBITDA	(5.824)	(25.494)	-77%	11.462	-151%	(31.318)	107	-29369%
Net Revenues	266.504	140.265	90%	273.393	-3%	406.769	567.239	-28%
Adjusted EBITDA Margin	-2,19%	-18,18%	1599bps	4,19%	-638bps	-7,70%	0,02%	-772bps

Updated Status of the Turnaround Strategy

The brand resumed launches in the 1Q13 under a new business model in the markets of São Paulo and Bahia. Ensuing sales are contingent on the ability to transfer mortgages to financial institutions. Accordingly, all first-half sales have either already been transferred or are in the process of being transferred to financial institutions.

Chart 4. Tenda New Launches Under Fundamentals

Launches 1H13	Novo Horizonte	Vila Cantuária	Itaim Paulista Life

Launches	mar-13	mar-13	may-13
PSV Launches (R$ mil)	67.755	45.941	33.056
# Units Launched	580	440	240
% PSV Units Sold¹	77,7%	22,1%	26,5%
% Units Transferred²	37,6%	8,0%	0,0%

Project
	Osasco - SP	Camaçari - BA	São Paulo - SP
¹In July 2013, the % of units sold reached 92% (Novo Horizonte), 29% (Vila Cantuária) and 28% (Itaim Paulista Life).
²In July, the % of units trasferred was 62% (Novo Horizonte), 17% (Vila Cantuária) and 0% (Itaim Paulista Life).

16

Dissolutions decreased by 32% as compared to 1Q13 and the Gafisa Group is experiencing positive demand for these units. During the 2Q13, sales cancellations declined to R$158 million from R$467 million in the 4Q11. Of the 2,503 units that had sales cancellations at Tenda business and returned to inventory, 61% have already been resold.

Table 31. Sales Cancellation – Tenda Segment (4Q11-2Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
New Launches						113.696	33.056
Gross Pre-Sales	0	0	0	0	0	13.656	57.011
Dissolutions	0	0	0	0	0	-	(2.126)
Net Pre-Sales	0	0	0	0	0	13.656	54.885
Legacy Projects
Gross Pre-Sales	248.241	249.142	344.855	293.801	287.935	225.646	270.677
Dissolutions	(467.000)	(339.585)	(329.127)	(263.751)	(317.589)	(232.517)	(155.722)
Net Pre-Sales	(218.759)	(90.443)	15.728	30.050	(29.653)	(6.871)	114.956
Total
Dissolutions units	4.444	3.157	2.984	2.202	2.509	1.700	1.172
Gross Pre-Sales	248.241	249.142	344.855	293.801	287.935	239.302	327.689
Dissolutions	(467.000)	(339.585)	(329.127)	(263.751)	(317.589)	(232.517)	(157.848)
Net Pre-Sales	(218.759)	(90.443)	15.728	30.050	(29.653)	6.785	169.841

Tenda is on track to complete the delivery of legacy projects and is dissolving contracts with non-eligible clients in order to sell these units to qualified customers. Tenda`s financial cycle is sound. The average time was halved to 7 months in the 2Q13, from 14 months in the same period last year.

Chart 5. Tenda`s Financial Cycle

Note: Tenda’s financial cycle (Average time between the sales, transffering and registering the contracts with the financial institucions) of new launches is around 4 months in the 2Q13.

The run-off of legacy projects, which comprise 18 construction sites down from 84 sites in the prior year, is on schedule and expected to substantially conclude in 2014. The run-off of Tenda legacy projects, expected to be substantially concluded in 2013, includes around 11,500 units to be delivered or 23 construction sites, down from 84 sites in the prior year. The Company expects 51% of these deliveries to occur in 2013, and the remaining 49% to take place in 2014.

Table 32. Run-off of Tenda Legacy Projects - Construction Sites Under Development and Units to be Delivered (4Q11-2Q13)

	4Q11	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	2015
# of sites	112	84	23	20	15	15	12	4	2	2	1
# of units	30.944	14.055	12.324	11.529	8.114	5.650	4.513	2.036	1.020	1.020	500

17

Tenda inventory was valued at R$680 million at the end of 2Q13, compared to R$773 million at the end of 1Q13.

Table 33. Inventory at Market Value 2Q13 x 1Q13 – Tenda Segment Breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	130.867	33.056	32.160	(75.729)	13.284	133.639	2%
Rio de Janeiro	115.727	-	21.743	(54.343)	6.229	89.356	-23%
Minas Gerais	81.948	-	45.625	(57.339)	506	70.740	-14%
Northeast	104.355	-	10.609	(33.706)	4.843	86.101	-17%
Others	340.095	-	47.711	(106.572)	18.631	299.864	-12%
Total Tenda	772.992	33.056	157.848	(327.689)	43.492	679.699	-12,1%
MCMV	522.146	33.056	87.187	(224.254)	(46.744)	371.390	-28,9%
> MCMV	250.847	-	70.661	(103.435)	90.236	308.309	22,9%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period

The overall decline in inventory balances reflects the volume of healthy sales achieved.

Table 34. Run-off of Tenda Legacy Projects - Inventory at Market Value (4Q11-2Q13)

	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13
New Launches	0	0	0	0	0	101.132	86.611
Finished units	0	0	0	0	0	-	-
Under Construction	0	0	0	0	0	101.132	86.611
Legacy Projects	932.503	915.036	838.261	764.589	826.671	671.860	593.088
Finished units	43.397	72.404	76.872	63.728	211.924	279.037	303.520
Under Construction	889.105	842.632	761.389	700.861	614.747	392.823	289.568
Total	932.503	915.036	838.261	764.589	826.671	772.992	679.699
Finished units	43.397	72.404	76.872	63.728	211.924	279.037	303.520
Under Construction	889.105	842.632	761.389	700.861	614.747	493.955	376.180

18

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000

The profitability of Alphaville’s operations continues to maintain the high level amid ongoing strong demand for the brand’s high quality products. Due to delays in the receipt of necessary licenses, expected to take place in the 3Q13, we launched Ponta Grossa, Sergipe e Terras Alphaville Resende projects in Rio de Janeiro, was launched in the 1H13. During the second quarter, 1500 units were concluded and will be delivered in the 3Q13, upon the receipt of the required documentation of deliveries.

Alphaville Segment Launches

Second-quarter launches totaled R$212 million, a 163% increase compared to 2Q12, and included 3 projects/phases across 3 states. The brand accounted for a 42 percent share of the 1H13 consolidated launches, up from 33% percent a year ago.

Table 35. Launches by Alphaville Segment (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville		212.077	110.828	91%	80.619	163%	322.905	329.669	-2%
	Total	212.077	110.828	91%	80.619	163%	322.905	329.669	-2%
	Units	1.529	432	254%	527	190%	1.961	1.400	40%

Table 36. Launches by unit price Alphaville Segment - (R$ million)

%co - R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	212.077	49.725	326%	80.619	163%	261.802	80.619	225%
	> R$200K; ≤ R$500K	0	61.103	-100%	-	0%	61.103	249.050	-75%
	> R$500K	0	0	0%	-	0%	-	-	0%
	Total	212.077	110.828	91%	80.619	163%	322.905	329.669	-2%

Alphaville Pre-Sales

Second-quarter pre-sales reached R$167 million, a 51% increase compared to the first quarter of 2013 and a 6% increase y-o-y. During the 1H13, the residential lots segment’s share of consolidated pre-sales increased to 36% from 33% in the 1H12. In the 2Q13, sales velocity (sales over supply) was 15.8%, compared to 12.0% in the 1Q13. During the 1H13, sales velocity from launches was 21.6%. Sales from launches represented 58% of total sales, while the remaining 42% came from inventory.

Table 37. Pre-Sales Alphaville Segment - (R$ million)

%Alphaville R$000		2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville		166.887	110.380	51%	158.184	6%	277.267	340.162	-18%
	Total	166.887	110.380	51%	158.184	6%	277.267	340.162	-18%
	Units	836	471	78%	717	17%	1.306	1.478	-12%

Table 38. Pre-Sales by unit Price Alphaville Segment (R$ million)

%Alphaville R$000	2Q13		1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	108.081	39.838	171%	96.070	13%	147.919	102.225	45%
	> R$200K; ≤ R$500K	51.947	61.536	-16%	43.628	19%	113.484	230.007	-51%
	> R$500K	6.859	9.005	-24%	18.486	-63%	15.864	7.930	100%
	Total	166.887	110.380	51%	158.184	6%	277.267	340.162	-18%

Table 39. Pre-Sales by unit Price Alphaville Segment (# units)

%Alphaville R$000	2Q13		1Q13	Q-o-Q	2Q12	Y-o-Y (%	1H13	1H12	Y-o-Y (%)
Alphaville	≤ R$200K;	671	287	133%	605	11%	958	652	47%
	> R$200K; ≤ R$500K	158	174	-9%	100	58%	332	837	-60%
	> R$500K	7	9	-20%	12	-39%	16	-11	-242%
	Total	836	471	78%	717	17%	1.306	1.477	-12%

19

Alphaville Segment Delivered Projects

During the 1H13, Alphaville delivered 1 project/phase and 419 units. The tables below list the products delivered in the 1H13:

Table 40. Delivered projects (1H13) - Alphaville Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Alphaville	Terras Alphaville Resende	mar-13	jun-11	Resende / RJ	77%	419	49.204
Total1Q13						419	49.204
Total1H13

Table 41. Projects Launched (1H13) - Alphaville Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
Alphaville Castello	Mar	Itú - SP	69%	153	61.103	70%	44.642
Terras Alphaville Maricá 2		Maricá - RJ	47%	280	49.725	55%	27.825
Alphaville Total 1Q13				432	110.828	65%	72.467
Terras Alphaville Ponta Grossa	May	Ponta Grossa /PR	77%	568	69.965	68%	47.864
Terras Alphaville Vitória da Conquista F2	Jun	Vitória da Conquista / BA	75%	424	66.544	21%	13.888
Terras Alphaville Sergipe F2	Jun	Barra dos Coqueiros / SE	88%	537	75.567	34%	26.018
Alplaville Total 2Q13				1.529	212.077	41%	87.770
Alplaville Total 1H13				1.961	322.905	50%	160.236

1 Note: Sales year to date.

Table 42. Land Bank Alphaville Segment as of 2Q13

	PSV - R$ million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
Total	12.560.960	100%	0	100%	71.042	123.249

Table 43. Adjusted EBITDA Alphaville Segment

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net profit	26.556	28.873	-8%	25.679	3%	55.429	47.308	17%
(+) Financial result	7.493	7.136	5%	2.758	172%	14.629	12.333	19%
(+) Income taxes	6.139	1.205	409%	2.366	159%	7.344	4.815	53%
(+) Depreciation and Amortization	734	888	-17%	527	39%	1.622	1.069	52%
(+) Capitalized interest	1.912	635	201%	2.166	-12%	2.547	2.218	15%
(+) Stock option plan expenses	11.116	253	4294%	7.736	44%	11.369	8.070	41%
(+) Minority shareholders	15.918	9.420	69%	7.068	125%	25.338	13.739	84%
Adjusted EBITDA	69.868	48.410	44%	48.300	45%	118.278	89.552	32%
Net revenues	233.730	161.042	45%	160.182	46%	394.772	277.762	42%
Adjusted EBITDA margin	30%	30%	-17bps	30%	-26bps	30%	32%	-228bps

Table 44. Inventory at Market Value 2Q13 x 1Q13 (R$ mn) – Alphaville Segment by Market Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
Total AUSA	808.927	212.077	59.350	(226.237)	32.248	886.365	10%
≤ R$200K;	267.863	212.077	17.387	(125.468)	(24.305)	347.554	30%
> R$200K; ≤ R$500K	352.125	-	33.276	(85.223)	41.057	341.235	-3%
> R$500K	188.939	-	8.687	(15.546)	15.496	197.575	5%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period

20

INCOME STATEMENT

As previously stated, Gafisa’s 2Q13 consolidated results classify Alphaville assets as held for sale with the retention of associate non-controlling interest, given the impending sale of a 70% stake to Blackstone and Pátria. Alphaville’s results for the quarter ended June 30, 2013 were reclassified to reflect this change. Thus, the consolidated statements for the quarters ending March 31st, 2013 and June 30, 2012 were reclassified for comparison purposes.

Revenues

On a consolidated basis, 2Q13 net revenues totaled R$641 million, an increase of 26% from the R$507 million posted in the 1Q13, due to fewer sales cancellations in the second quarter. The result represents a decrease of 18% from the R$780 million posted in the 2Q12. During the 2Q13, the Gafisa brand accounted for 58% of net revenues and Tenda the remaining 42%. The table below presents detailed information on revenues and pre-sales by launch year:

Table 45. Pre-sales and recognized revenues by launch year

		2Q13				2Q12
	Launch year	Pre-Sales	%Pre-Sales	Revenues	%	Pre-Sales	%Pre-Sales	Revenues	%
Gafisa	2013 Launches	98.214	45%	34.195	9%	-	0%	-	0%
	2012 Launches	72.592	33%	52.261	14%	218.204	48%	3.278	1%
	2011 Launches	23.016	11%	139.681	37%	72.154	16%	78.057	15%
	≤ 2010 Launches	23.089	11%	148.223	40%	166.026	36%	353.572	70%
	Land Bank	-	0%	-	0%	-	0%	71.478	14%
	Total Gafisa	216.911	100%	374.360	100%	456.383	100%	506.386	100%
Tenda	2013 Launches	54.885	32%	21.514	8%	-	0%	-	0%
	2012 Launches	-	0%	(3)	0%	-	0%	0	0%
	2011 Launches	8.792	5%	31.777	12%	(5.767)	-37%	13.557	5%
	≤ 2010 Launches	106.164	63%	208.312	78%	21.495	137%	233.692	85%
	Land Bank	-	0%	4.903	2%	-	0%	26.143	10%
	Total Tenda	169.841	100%	266.504	100%	15.728	100%	273.393	100%
Consolidated	2013 Launches	153.099	40%	55.710	9%	-	0%	-	0%
	2012 Launches	72.592	19%	52.258	8%	218.204	46%	3.278	0%
	2011 Launches	31.808	8%	171.458	27%	66.387	14%	91.614	12%
	≤ 2010 Launches	129.253	33%	356.535	56%	187.521	40%	587.265	75%
	Land Bank	-	0%	4.903	1%	-	0%	97.622	13%
Total	Total Gafisa Group	386.752	100%	640.864	100%	472.111	100%	779.779	100%
		1H13				1H12
	Launch year	Pre-Sales	%Pre-Sales	Revenues	%	Pre-Sales	%Pre-Sales	Revenues	%
Gafisa	2013 Launches	109.909	35%	34.195	5%	-	0%	-	0%
	2012 Launches	204.577	64%	194.670	26%	286.066	37%	3.278	0%
	2011 Launches	18.379	6%	221.907	30%	153.397	20%	178.965	19%
	≤ 2010 Launches	(14.839)	-5%	290.873	39%	333.622	43%	660.329	71%
	Land Bank	-	0%	-	0%	-	0%	84.072	9%
	Total Gafisa	318.027	100%	741.645	100%	773.085	100%	926.644	100%
Tenda	2013 Launches	68.541	39%	21.514	5%	-	0%	-	0%
	2012 Launches	-	0%	-	0%	-	0%	0	0%
	2011 Launches	(6.437)	-4%	41.651	10%	-36.402	49%	28.922	5%
	≤ 2010 Launches	114.522	65%	338.700	83%	-38.312	51%	507.206	89%
	Land Bank	-	0%	4.903	1%	-	0%	31.111	5%
	Total Tenda	176.626	100%	406.769	100%	-74.715	100%	567.239	100%
Consolidated	2013 Launches	178.451	36%	55.710	5%	-	0%	-	0%
	2012 Launches	204.577	41%	194.670	17%	286.066	41%	3.278	0%
	2011 Launches	11.942	2%	263.558	23%	116.995	17%	207.887	14%
	≤ 2010 Launches	99.683	20%	629.573	55%	295.310	42%	1.167.535	78%
	OLand Bank	-	0%	4.903	0%	-	0%	115.183	8%
Total	Total Gafisa Group	494.653	100%	1.148.414	100%	698.371	100%	1.493.882	100%

21

Gross Profit

Gross profit was R$144 million compared to R$78 million in the 1Q13 and R$169 million in the 2Q12. Gross margin reached 22.4% in the 2Q13, compared with 15.4% in the first quarter and 21.7% in the 2Q12. The result was impacted by the poor performance of Tenda and Gafisa brand legacy projects launched in non-core markets. Excluding these legacy projects, the gross margin for Sao Paulo and Rio de Janeiro would have been 35%. During the 2Q13, the Gafisa brand accounted for 86% of consolidated gross profit (versus 68% a year ago) and Tenda the remaining 14% (versus 32% a year ago).

Table 46. Gafisa + Tenda - Gross Margin (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Gross Profit	143.798	78.145	84%	169.320	-15%	221.943	280.186	-21%
Gross Margin	22,4%	15,4%	704bps	21,7%	72bps	19,3%	18,8%	57 bps

Table 47. Gafisa + Tenda - Capitalized Interest

(R$million) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Opening balance	242.020	239.327	1%	189.493	28%	239.327	204.739	17%
Capitalized interest	49.886	36.922	35%	92.292	-46%	86.807	113.970	-24%
Interest capitalized to COGS	(38.086)	(34.229)	11%	(42.760)	-11%	(72.315)	(79.684)	-9%
(-) Alphaville	(10.386)			(8.529)		(10.386)	(8.529)	22%
Closing balance	243.434	242.020	1%	230.496	6%	243.433	230.496	6%

Selling, General, and Administrative Expenses (SG&A)

During the 2Q13, administrative expenses reached R$50 million, a 6% decrease Q-o-Q, and 17% decrease over the R$60 million posted in the 2Q12, mainly due to the reduction of the Tenda business. During 1H13, the expenses over launches were impacted by the lower level of launches in the 1H13. While, the expenses over net pre-sales were impacted by the sales cancellations in the 1H13. Selling expenses increased 9% Q-o-Q, as a result of expenses related to the sales of launches and up 8% on a Y-o-Y basis to R$60 million given the marketing expenses related to the efforts to the sale of inventory, respectively. SG&A expenses totaled R$110 million in the 2Q13, a 5% decrease on the R$116 million posted in the 2Q12 and remained stable on a Q-o-Q basis. Selling expenses, general and administrative on launches and sales ratios were impacted by a lower concentration of launches in the 1H13 and a higher volume of sales cancellations, respectively.

Table 48. Gafisa + Tenda - SG&A Expenses (R$000)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y	1H13	1H12	Y-o-Y (%)
Selling expenses	60.407	55.220	9%	56.103	8%	115.627	104.859	10%
G&A expenses	49.599	53.005	-6%	59.831	-17%	102.604	119.731	-14%
SG&A	110.006	108.225	2%	115.934	-5%	218.231	224.590	-3%
Launches	248.966	196.725	27%	465.900	-47%	445.691	680.590	-35%
Net Pre-Sales	386.752	107.901	258%	472.111	-18%	494.653	698.370	-29%
Revenues	640.864	507.550	26%	779.779	-18%	1.148.414	1.493.883	-23%

Table 49. Gafisa + Tenda - SG&A / Launches (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Launches	24%	28%	-381 bps	12%	1222 bps	26%	15%	1054 bps
G&A /Launches	20%	27%	-702 bps	13%	708 bps	23%	18%	543 bps
SG&A/Launches	44%	55%	-1083 bps	25%	1930 bps	49%	33%	1597 bps

Table 50. Gafisa + Tenda - SG&A / Pre-Sales (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Pre-Sales	16%	51%	-3556 bps	12%	374 bps	23%	15%	836 bps
G&A /Pre-Sales	13%	49%	-3630 bps	13%	15 bps	21%	17%	360 bps
SG&A / Pre-Sales	28%	100%	-7186 bps	25%	389 bps	44%	32%	1196 bps

Table 51. Gafisa + Tenda - SG&A / Revenues (%)

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Selling expenses /Net Revenues	9%	11%	-145 bps	7%	223 bps	10%	7%	305 bps
G&A expenses/Net Revenues	8%	10%	-270 bps	8%	7 bps	9%	8%	92 bps
SG&A/Net Revenues	17%	21%	-416 bps	15%	230 bps	19%	15%	397 bps

22

Administrative expenses reached R$103 million in the 1H13, a 14% decrease compared to R$120 million in the 1H12, mainly due to a reduction in G&A expenses at the Tenda segment totaling R$7 million.

We continue to seek opportunities to improve the efficient of our processes, reduce costs and increase productivity. In June 2013, we moved the headquarters of the Shared Services Center (CSC) to a location with costs 45% lower than the original one.

Table 52. Gafisa + Tenda - General and Administrative Expenses Breakdown (1H12-1H13)

(R$000) Consolidated	1H13 (A)	1H12 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	(46.329)	(46.800)	-1%	471	3%
Benefits and employees	(3.528)	(3.182)	11%	-346	-2%
Travel expenses and utilities	(2.689)	(3.126)	-14%	437	3%
Services rendered	(12.986)	(13.476)	-4%	490	3%
Rentals and condos fee	(4.915)	(5.341)	-8%	426	2%
Information Technology	(4.760)	(6.577)	-28%	1.817	11%
Stock Option Plan	(9.545)	(11.713)	-19%	2.169	13%
Provision for Bonus and Profit Sharing	(17.427)	(20.386)	-15%	2.959	17%
Other	(425)	(9.130)	-95%	8.705	51%
Total (C)	(102.604)	(119.732)	-14%	17.128	100%

Provision for expenses related to distribution of profit and non-cash and subject to the achievement of goals at the end of the year.

General and administrative expenses related to remuneration of Board members are as follows:

30/06/2013	Board	Officers	Fiscal Council
Number of Members	9	8	3
Fixed Remuneration (R$)	946	2.515	76
Wages	926	2.340	76
Direct and indirect benefits	20	175	-
Monthly expenses (em R$)	158	419	13
Total Remuneration	946	2.515	76
Bonus and profit sharing	-	4.875	-
31/06/2012	Board	Officers	Fiscal Council
Number of Members	9	7.33[1]	3
Fixed Remuneration (R$)	846	2.282	69
Wages	826	2.150	69
Direct and indirect benefits	-	132	-
Monthly expenses (em R$)	35	380	12
Total Remuneration	846	2.282	69
Bonus and profit sharing	-	4.900	-

Note: 1 average of the period.

Bonus and Profit sharing

	As of 30/06/2013	As of 30/06/2012
Officers	4.875	4.900
Other employees	19.993	24.315
Total	24.868	29.215

23

Consolidated Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization totaled R$38 million in the 2Q13, a 48% decrease compared to R$73 million posted in the 2Q12. Adjusted EBITDA was R$94 million in the 2Q13, compared to R$129 million in the 2Q12. The adjusted EBITDA margin reached 15%, compared to 11% in the 1Q13 and 16% in the 2Q12.

Table 53. Gafisa + Tenda + Alphaville - Consolidated Adjusted EBITDA

(R$'000) Consolidated	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Net Profit (Loss)	(14.144)	(55.473)	-75%	1.046	-1453%	(69.617)	(30.468)	128%
(+) Financial result	33.662	49.165	-32%	55.963	-40%	82.827	96.454	-14%
(+) Income taxes	6.992	6.437	9%	4.245	65%	13.429	18.049	-26%
(+) Depreciation and Amortization	11.022	9.409	17%	11.264	-2%	20.431	28.165	-27%
(+) Capitalized Interest Expenses	36.174	33.594	8%	42.760	-15%	69.768	77.467	-10%
(+) Stock option plan expenses	4.884	4.661	5%	5.534	-12%	9.545	11.713	-19%
(+) Minority shareholders	15.331	9.976	54%	7.800	97%	25.307	14.612	73%
Adjusted EBITDA	93.921	57.769	63%	128.612	-27%	151.690	215.992	-30%
Net Revenue	640.864	507.550	26%	779.779	-18%	1.148.414	1.493.883	-23%
Adjusted EBITDA margin	14,7%	11,4%	327bps	16,5%	-184bps	13,2%	14,5%	-125bps
(-) Resultado Alphaville classif. destinado à venda	(42.473)	(38.292)	11%	(32.749)	30%	(80.765)	(61.051)	32%
EBITDA Pro-Forma	13.9%	10.2%	372 bps	15.3%	-147 bps	12.3%	13.8%	-154 bps

Note: Pro-forma – Gafisa + Tenda + Alphaville.

We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins.

Depreciation And Amortization

Depreciation and amortization in the 2Q13 was stable at R$11 million, when compared to the 2Q12.

Financial Results

Net financial expenses totaled R$34 million in the 2Q13, compared to a net financial result of R$56 million in the 2Q12. Financial revenues increased to R$17 million from R$19 million at the end of the 1Q13 and R$16 million in the 2Q12, due to the stronger cash position. Financial expenses decreased to R$50 million from R$68 million at the end of the 1Q13 and R$72 million in the 2Q12, given the lower securitization-related expenses and other financial expenses.

Taxes

Income taxes, social contribution and deferred taxes for the 2Q13 amounted to negative R$7 million, compared to R$4 million in the 2Q12.

Adjusted Net Income (Loss)

Gafisa Group reported a net loss of R$14 million in the 2Q13, compared to net income of R$1 million in the 2Q12 and R$55 million posted in 1Q13. Net results were impacted by lower gross margins on Tenda projects coupled with higher financial expenses reported in the period. The anticipated nonrecurring after-tax gain on the sales of Alphaville to Blackstone and Pátria is not reflected in consolidated earnings.

24

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$709 million in the 2Q13. The consolidated margin for the quarter was 33%. The table below shows the backlog margin by segment:

Table 54. Results to be recognized (REF) by brand

	Gafisa	Tenda	Gafisa Group (Gafisa + Tenda)	Alphaville
Revenues to be recognized	1.832.248	315.842	2.148.090	935.435
Costs to be incurred (units sold)	(1.192.940)	(246.516)	(1.439.456)	(443.304)
Results to be Recognized	639.308	69.326	708.634	492.131
Backlog Margin	34,9%	21,9%	33,0%	52,6%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 55. Gafisa Group (Gafisa + Tenda) Results to be recognized Pro-Forma (REF)

	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y (%)
Revenues to be recognized	2.148.090	2.313.333	-7%	3.392.309	-39%	2.148.090	3.392.309	-39%
Costs to be incurred (units sold)	(1.439.456)	(1.549.639)	-7%	(2.303.590)	-38%	(1.439.456)	(2.303.590)	-38%
Results to be Recognized	708.634	763.694	-7%	1.088.719	-43%	708.634	1.088.719	-43%
Backlog Margin	33%	33%	-1bps	32%	91bps	33%	32%	91bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

25

BALANCE SHEET

Cash and Cash Equivalents

The Gafisa Group ended the second quarter with R$1.1 billion in cash. The expected inflow of R$915 million on the cash sales transaction is not reflected in the balance.

Accounts Receivable

At the end of the 2Q13, total accounts receivable decreased 30% to R$4.7 billion compared to the 1Q13 and 38% compared to the R$7.6 billion posted in the 2Q12, due to the classification of Alphaville operations as held for sale.

Table 56. Total receivables

Oficial	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	2.229.465	3.435.302	-35%	3.627.694	-39%
Receivables from PoC – ST (on balance sheet)	2.184.064	2.492.119	-12%	3.085.869	-29%
Receivables from PoC – LT (on balance sheet)	286.913	740.058	-61%	873.593	-67%
Total	4.700.442	6.667.479	-30%	7.587.156	-38%
Pro-Forma (Gafisa + Tenda)	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	2.229.465	2.400.969	-7%	2.868.127	-22%
Receivables from PoC – ST (on balance sheet)	2.184.064	2.174.751	0%	2.915.513	-25%
Receivables from PoC – LT (on balance sheet)	286.913	345.566	-17%	521.874	-45%
Total	4.700.442	4.921.286	-4%	6.305.514	-25%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 57. Inventory (Balance Sheet at cost)

Oficial	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Land	913.076	907.246	1%	572.973	59%
Units under construction	788.879	958.377	-18%	1.155.996	-32%
Completed units	324.768	394.016	-18%	184.178	76%
Total	2.026.723	2.259.639	-10%	1.913.147	6%
Pro-Forma (Gafisa + Tenda)	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Land	913.076	860.415	6%	693.034	32%
Units under construction	788.879	810.136	-3%	1.065.141	-26%
Completed units	324.768	301.179	8%	87.288	272%
Total	2.026.723	1.971.730	3%	1.845.463	10%

Inventory at market value totaled R$3.6 billion in the 2Q13, 2% above the R$3.5 billion registered in the previous quarter. On a consolidated basis, the Company’s inventory represents 18 months of sales based on LTM sales figures. At the end of the 2Q13, finished units accounted for 21% of total inventory. The Company continues to focus on reducing finished inventory.

Table 58. Inventory at Market Value per completion status

Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 2Q13
Gafisa	128.800	551.740	782.175	258.319	286.776	2.007.810
Alphaville	-	269.924	273.855	174.865	167.721	886.365
Tenda	-	116.491	76.969	182.720	303.520	679.699
Total	128.800	938.154	1.132.999	615.905	758.016	3.573.874

Note: 1) Inventory at market value includes projects with partners. This data is not on the same basis as the inventory booked at cost given the new accounting method implemented.

26

The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$2.0 billion at the end of the 2Q13, compared to R$1.92 billion at the end of the 1Q13. The market value of Alphaville inventory was R$886 million at the end of the 2Q13, a 10% increase compared to R$809 million at the end of the 1Q13. Tenda inventory was valued at R$680 million at the end of the 2Q13, compared to R$773 million at the end of the 1Q13.

Table 59. Inventory at Market Value 2Q13 x 1Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,921,120	215,910	137,674	(354,585)	87,690	2,007,810	5%	9.8%
Alphaville (B)	808,927	212,077	59,350	(226,237)	32,248	886,365	10%	15.8%
Tenda (C)	772,992	33,056	157,848	(327,689)	43,492	679,699	-12%	20.0%%
Total (A) + (B) + C)	3,503,039	461,043	354,872	(908,511)	163,430	3,573,874	2%	13.4%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) projects cancelled during the period.

Liquidity

Consolidated free cash burn under IFRS and including the classification of Alphaville as held for sales was R$28 million in the 2Q13 and R$ 113 million in 1H13. Operational consolidated cash flow reached R$140 million in the 1H13 or R$214 excluding Alphaville.

Additionally, for informational purposes only, the consolidated free cash burn on pro-forma basis was R$84 million in 2Q13 and R$64 million in 1H13. In this case, excluding the adoption of the new accounting rules on the consolidation method for shared control projects and deconsolidation of Alphaville (classification as assets held for sale).

Net debt was R$2.52 billion at the end of the 2Q13. The net debt and investor obligations to equity and minorities ratio was 96%.

The Company has access to a total of R$1.41 billion in construction finance lines contracted with banks and R$449 million of construction credit lines in the process of being contracted. In addition, Gafisa has R$3.30 billion available in construction finance lines of credit for future developments. The following tables provide information on the Company’s debt position:

Table 60. Indebtedness and Investor obligations

Pro-Forma	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)
Debentures - FGTS (A)	1.062.142	1.189.918	-11%	1.213.138	-12%
Debentures - Working Capital (B)	697.527	584.890	19%	567.643	23%
Project Financing SFH – (C)	736.328	784.819	-6%	578.991	27%
Working Capital (D)	996.543	908.129	10%	986.915	1%
Total (A)+(B)+(C)+(D) =(E)	3.492.540	3.467.756	1%	3.346.687	4%
Investor Obligations (F)	127.839	134.349	-5%	243.039	-47%
Total debt (E) + (F) = (G)	3.620.379	3.602.105	1%	3.589.726	1%
Cash and availabilities (H)	1.101.160	1.146.029	-4%	834.284	32%
Net debt (G)-(H) = (I)	2.519.219	2.456.076	3%	2.755.442	-9%
Equity + Minority Shareholders (J)	2.618.458	2.644.543	-1%	2.745.556	-5%
ND/Equity (I)/(J) = (K)	96%	93%	4%	100%	-4%
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	28%	18%	51%	35%	-22%

Note: Pro-Forma 1Q13 and 2Q12, including Gafisa + Tenda

27

The Gafisa Group ended the second quarter with R$986 million of total debt due in the short term. Project finance accounts for 43% of this amount.

Table 61. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Jun/14	Until Jun/15	Until Jun/16	Until Jun/17	After Jun/17
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	1.062.142	237.730	299.412	250.000	175.000	100.000
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	697.527	148.027	393.361	148.224	7.915	0
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	736.328	182.535	383.852	119.519	38.082	12.340
Working Capital (D)	CDI + (1,30% - 3,04%)	996.543	304.583	406.987	205.869	79.104	0
Total (A)+(B)+(C)+(D) =(E)		3.492.540	872.875	1.483.612	723.612	300.101	112.340
Investors Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	127.839	113.396	7.298	4.865	2.280	0
Total debt (E) + (F) = (G)	9.54%	3.620.379	986.271	1.490.910	728.477	302.381	112.340
% due to corresponding period			27%	41%	20%	8%	3%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		50%	43%	46%	51%	70%	100%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		50%	57%	54%	49%	30%	0%

Covenant Ratios

Table 62. Debenture covenants - 7th emission
2Q13
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	14.60
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	22.58%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1.91

Note: Covenant status on June 30, 2013

Provisions

Tabela 63. Provisions

Pro-Forma	2Q13	1Q13	Change Q-o-Q	2Q12	Change Y-o-Y
Provisions Sales Cancellations (Dissolutions) and Nonperforming loans	77.139	74.094	4%	106.772	-28%
Additional Charges	41.302	38.728	7%	68.431	-40%
Negative Margins	9.156	12.158	-25%	11.952	-23%
Cancelations	2.843	2.196	29%	17.476	-84%
Penalty for Delays	24.151	34.886	-31%	56.132	-57%
Impairment	53.511	55.243	-3%	71.162	-25%
Contingencies	183.350	186.896	-2%	168.514	9%
Warranty	54.353	59.399	-8%	42.317	28%
Total	445.805	463.601	-4%	542.756	-18%

28

OUTLOOK

First-half 2013 launches totaled R$769 million, a 24% decrease compared to the 1H12. The first-half result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is broadly in keeping with the proportion of full-year launches historically occurring in the first half. Gafisa is expected to represent 42% of 2013 launches, Alphaville 46% and Tenda the remaining 12%.

Table 64. Launch Guidance – 2013 Estimates

	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Launches	R$2.7 – R$3.3 bi	769	26%
Breakdown by Brand
Launches Gafisa	R$1.15 – R$1.35 bi	299	24%
Launches Alphaville	R$1.3 – R$1.5 bi	323	23%
Launches Tenda	R$250 – R$450 mn	147	42%

Table 65. Guidance Leverage (2013E)

	Guidance (2013)	Actual numbers 1H13A	1H13A as % Guidance for 2013E
Consolidated	Stable 95%	96%	1%

The Company expects an adjusted EBITDA margin in the range of 12% - 14% in 2013, as margins continue to be impacted by (1) the resolution of Tenda legacy projects, including the delivery of around 7,000 units in 2013, and (2) the delivery of lower margin projects launched by Gafisa in non-core markets, expected to be substantially concluded in 2013.

Tabela 66. Guidance Adjusted EBITDA Margin (2013E)

	Guidance (2013)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Gafisa Group	12% - 14%	13.2%	+0.2%
EBITDA by Brand
EBITDA Gafisa		13.8%
EBITDA Alphaville		30%
EBITDA Tenda		-7.7%

We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense. Net Revenues include 6% of sales from land bank that did not generate margins.

The Gafisa Group plans to deliver between 13,500 and 17,500 units in 2013, of which 27% will be delivered by Gafisa, 46% by Tenda and the remaining 27% by Alphaville. Going forward, the Company expects to achieve full-year delivery guidance in line with an anticipated increase in deliveries in the coming quarters.

Table 67. Other Relevant Operational Indicators – Delivery Estimates 2013E

	Guidance (2013E)	Actual numbers 1H13A	1H13A as % of the Guidance for 2013E
Consolidated Amounts	13,500 – 17,500	4.673	30%
Delivery by Brand
# Gafisa Delivery	3,500 – 5,000	1.728	41%
# Alphaville Delivery	3,500 – 5,000	419	10%
# Tenda Delivery	6,500 – 7,500	2.526	36%

In due course, we will indicate new guidances to reflect the impact of the new accounting standards.

29

CONSOLIDATED INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	640.864	507.550	26%	779.779	-18%	1.148.414	1.493.883	-23%
Operating Costs	(497.066)	(429.405)	16%	(610.459)	-19%	(926.471)	(1.213.697)	-24%
Gross profit	143.798	78.145	84%	169.320	-15%	221.943	280.186	-21%
Operating Expenses
Selling Expenses	(60.407)	(55.220)	9%	(56.103)	8%	(115.627)	(104.859)	10%
General and Administrative Expenses	(49.599)	(53.005)	-6%	(59.831)	-17%	(102.604)	(119.731)	-14%
Other Op. Revenues / Expenses	(8.914)	(6.817)	31%	(24.125)	-63%	(15.731)	(34.020)	-54%
Depreciation and Amortization	(11.022)	(9.409)	17%	(11.264)	-2%	(20.431)	(28.165)	-27%
Equity Income	(14.488)	18.119	-180%	18.309	-179%	3.631	44.185	-92%
Operating results	(632)	(28.187)	-98%	36.306	-102%	(28.819)	37.596	-177%
Financial Revenues	16.757	18.931	-11%	15.799	6%	35.688	28.618	25%
Financial Expenses	(50.419)	(68.096)	-26%	(71.762)	-30%	(118.515)	(125.072)	-5%
Loss Before Taxes on Income	(34.294)	(77.352)	-56%	(19.657)	74%	(111.646)	(58.858)	90%
Deferred Taxes	(1.790)	(2.474)	-28%	(2.431)	-26%	(4.264)	(6.212)	-31%
Income Tax and Social Contribution	(5.202)	(3.963)	31%	(1.813)	187%	(9.165)	(11.836)	-23%
Loss After Taxes on Income	(41.286)	(83.789)	-51%	(23.903)	73%	(125.075)	(76.908)	63%
Discontinued Operations
Profit for the period from discontinued operations	42.473	38.292	11%	32.749	30%	80.765	61.051	32%
Minority Shareholders	15.331	9.976	54%	7.800	97%	25.307	14.612	73%
Net Loss from Continued Operations	(14.144)	(55.473)	-75%	1.046	-1453%	(69.617)	(30.469)	128%

30

CONSOLIDATED BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.101.160	1.443.644	-24%	985.966	12%
Receivables from clients	2.184.064	2.492.119	-12%	3.085.869	-29%
Properties for sale	1.557.079	1.824.553	-15%	1.729.707	-10%
Other accounts receivable	186.866	205.450	-9%	103.484	81%
Deferred expenses		-	0%	-	0%
Prepaid expenses and other	47.632	55.571	-14%	90.079	-47%
Properties for sale	144.470	141.644	2%	183.440	-21%
Assets held for sale	1.521.277
Financial Instruments	3.133	7.800	-60%	17.689	-82%
	6.745.681	6.170.781	9%	6.196.234	9%
Long-term Assets
Receivables from clients	286.913	740.058	-61%	873.593	-67%
Properties for sale	469.644	435.086	8%	343.508	37%
Financial Instruments	1.756	5.920	-70%	-	0%
Other	284.060	288.690	-2%	212.818	33%
	1.042.373	1.469.754	-29%	1.429.919	-27%
Intangible and Property and Equipment	149.850	278.738	-46%	269.127	-44%
Investments	554.840	611.101	-9%	654.387	15%

Total Assets	8.492.744	8.530.374	0%	8.549.667	-1%

Current Liabilities
Loans and financing	487.118	611.333	-20%	747.938	-35%
Debentures	385.757	382.623	1%	601.672	-36%
Obligations for purchase of land and advances from clients	478.054	501.918	-5%	417.277	15%
Materials and service suppliers	101.194	153.896	-34%	151.746	-33%
Taxes and contributions	155.716	197.124	-21%	233.261	-33%
Obligation for investors	113.396	184.819	-39%	158.234	-28%
Obligations asset held for sale	727.005			-
Other	425.202	567.116	-25%	513.309	-17%
	2.873.442	2.598.829	11%	2.823.437	2%
Long-term Liabilities
Loans and financing	1.245.753	1.326.500	-6%	976.215	28%
Debentures	1.373.912	1.392.185	-1%	1.179.109	17%
Obligations for purchase of land	54.728	67.444	-19%	90.281	-39%
Deferred taxes	76.701	79.405	-3%	89.215	-14%
Provision for contingencies	124.081	148.371	-16%	144.894	-14%
Obligation for investors	14.443	31.556	-54%	171.534	-92%
Other	111.226	241.541	-54%	329.426	-66%
	3.000.844	3.287.002	-9%	2.980.674	1%
Shareholders' Equity
Shareholders’ Equity	2.449.326	2.489.357	-2%	2.629.720	-6%
Non-controlling interests	169.132	155.186	9%	115.836	46%
	2.618.458	2.644.543	-1%	2.745.556	-5%
Liabilities and Shareholders' Equity	8.492.744	8.530.374	0%	8.549.667	-1%

Note: 1Q13 and 2Q12 Gafisa + Tenda + Alphaville. 2Q13 Gafisa + Tenda

31

GAFISA  + TENDA BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1.101.160	1.146.029	-4%	834.284	32%
Receivables from clients	2.184.064	2.174.751	0%	2.915.513	-25%
Properties for sale	1.557.079	1.576.361	-1%	1.516.187	3%
Other accounts receivable	186.866	184.890	1%	115.631	62%
Deferred expenses		-	0%	-	0%
Prepaid expenses and other	47.632	55.409	-14%	90.079	-47%
Properties for sale	144.470	141.644	2%	183.440	-21%
Assets held for sale	1.521.277	1.519.978		1.108.518
Financial Instruments	3.133	4.747	-34%	9.603	-67%
	6.745.681	6.803.809	-1%	6.773.255	0%
Long-term Assets
Receivables from clients	286.913	345.566	-17%	521.874	-45%
Properties for sale	469.644	395.369	19%	329.276	43%
Deferred taxes	1.756	3.470	-49%	-	0%
Other	284.060	269.499	5%	205.800	38%
	1.042.373	1.013.904	3%	1.056.950	-1%
Intangible and Property and Equipment	149.850	224.122	-33%	218.246	-31%
Investments	554.840	490.368	13%	527.922	0%

Total Assets	8.492.744	8.532.203	0%	8.576.373	-1%

Current Liabilities
Loans and financing	487.118	519.573	-6%	681.021	-28%
Debentures	385.757	382.623	1%	601.672	-36%
Obligations for purchase of land and advances from clients	478.054	401.679	19%	362.476	32%
Materials and service suppliers	101.194	106.356	-5%	120.188	-16%
Taxes and contributions	155.716	150.986	3%	195.610	-20%
Obligation for investors	113.396	114.814	-1%	118.411	-4%
Obligations asset held for sale	727.005	769.882		535.162
Other	425.202	473.091	-10%	427.090	0%
	2.873.442	2.919.004	-2%	3.041.630	-6%
Long-term Liabilities
Loans and financing	1.245.753	1.173.375	6%	884.885	41%
Debentures	1.373.912	1.392.185	-1%	1.179.109	17%
Obligations for purchase of land	54.728	67.444	-19%	89.111	-39%
Deferred taxes	76.701	74.910	2%	76.620	0%
Provision for contingencies	124.081	132.626	-6%	129.647	-4%
Obligation for investors	14.443	19.535	-26%	124.628	-88%
Other	111.226	108.581	2%	305.187	-64%
	3.000.844	2.968.656	1%	2.789.187	8%
Shareholders' Equity
Shareholders’ Equity	2.449.326	2.489.357	-2%	2.629.720	-7%
Non-controlling interests	169.132	155.186	9%	115.836	46%
	2.618.458	2.644.543	-1%	2.745.556	-5%
Liabilities and Shareholders' Equity	8.492.744	8.532.203	0%	8.576.373	-1%

Note: 2Q13, 1Q13 and 2Q12 Gafisa + Tenda.

32

CASH FLOW

	2Q13	2Q12
Income Before Taxes on Income	(34.294)	(19.657)
Expenses (income) not affecting working capital	13.723	(38.755)
Depreciation and amortization	11.022	11.264
Impairment allowance	(1.343)	(5.103)
Expense on stock option plan	4.884	5.534
Penalty fee over delayed projects	(10.735)	(6.265)
Unrealized interest and charges, net	(13.118)	(19.007)
Equity Income	14.488	(18.308)
Disposal of fixed asset	3.616	(877)
Warranty provision	(22.451)	1.269
Provision for contingencies	8.421	24.125
Profit sharing provision	8.600	10.386
Allowance (reversal) for doubtful debts	7.001	(10.087)
Profit / Loss from financial instruments	3.338	(3.384)
Clients	8.113	(29.215)
Properties for sale	(33.818)	263.729
Other receivables	(5.009)	5.982
Deferred selling expenses and prepaid expenses	7.776	(17.113)
Obligations on land purchases and advances from customers	63.658	(50.947)
Taxes and contributions	(730)	(10.538)
Trade accounts payable	(5.163)	23.272
Salaries, payroll charges	(41.191)	(5.087)
Other accounts payable	27.631	(50.217)
Current account operations	(10.591)	54.505
Paid taxes	258	(1.814)
Cash used in operating activities	(9.637)	124.145
Investing activities
Purchase of property and equipment and deferred charges	(23.720)	(19.005)
Redemption of securities, restricted securities and loans	2.073.339	955.502
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(2.055.909)	(1.063.661)
Investments increase	(3.482)	116.308
Dividends receivables	3.265	0
Cash used in investing activities	(6.507)	(10.856)
Financing activities
Capital increase	4.863	2
Contributions from venture partners	(1.302)	(34.506)
Increase in loans and financing	630.285	294.368
Repayment of loans and financing	(597.593)	(342.159)
Purchase of treasury shares	(35.634)	0
Proceeds from subscription of redeemable equity interest in securitization fund	(6.571)	(3.828)
Operations of mutual	(5.344)	3.519
Net cash provided by financing activities	(11.296)	(82.604)
Net increase (decrease) in cash and cash equivalents	-27.440	30.685
Cash and cash equivalents
At the beggining of the period	504.189	239.985
At the end of the period	476.749	270.670
Net increase (decrease) in cash and cash equivalents	-27.440	30.685

33

GAFISA SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	374.360	367.284	2%	506.386	-26%	741.644	926.644	-20%
Operating Costs	(250.295)	(279.517)	-10%	(391.203)	-36%	(529.812)	(719.652)	-26%
Gross profit	124.065	87.767	41%	115.183	8%	211.832	206.992	2%
Operating Expenses
Selling Expenses	(39.437)	(34.441)	15%	(33.391)	18%	(73.878)	(61.854)	19%
General and Administrative Expenses	(30.105)	(30.373)	-1%	(33.069)	-9%	(60.478)	(66.059)	-8%
Other Operating Rev / Expenses	(12.650)	(7.536)	68%	(11.179)	13%	(20.186)	(16.234)	24%
Depreciation and Amortization	(8.558)	(6.486)	32%	(7.391)	16%	(15.044)	(22.016)	-32%
Equity	(9.962)	2.850	11%	13.400	30%	(7.112)	24.018	32%
Operating results	23.353	11.781	98%	43.553	-46%	35.134	64.847	-46%

Financial Income	9.237	8.228	12%	6.193	49%	17.465	11.299	55%
Financial Expenses	(44.800)	(60.325)	-26%	(63.836)	-30%	(105.125)	(109.541)	-4%

Loss Before Taxes on Income	(12.210)	(40.316)	-70%	(14.090)	-13%	(52.526)	(33.395)	57%

Deferred Taxes	(450)	(15)	2900%	(1.889)	-76%	(465)	(1.334)	-65%
Income Tax and Social Contribution	(3.011)	(2.900)	4%	218	-1481%	(5.911)	(10.059)	-41%

Loss After Taxes on Income	(15.671)	(43.231)	-64%	(15.761)	-1%	(58.902)	(44.787)	32%

Minority Shareholders	(983)	(2.738)	-64%	(3.538)	-72%	(3.721)	(10.154)	-63%

Net Loss	(14.688)	(40.493)	-64%	(12.223)	20%	(55.181)	(34.633)	59%

34

ALPHAVILLE  SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	233.730	161.042	45%	160.182	46%	394.772	277.762	42%
Operating Costs	(121.058)	(80.910)	50%	(72.574)	67%	(201.968)	(124.348)	62%
Gross profit	112.672	80.132	41%	87.608	29%	192.804	153.414	26%
Operating Expenses
Selling Expenses	(16.452)	(15.214)	8%	(19.789)	-17%	(31.666)	(26.334)	20%
General and Administrative Expenses	(37.692)	(23.944)	57%	(30.487)	24%	(61.636)	(51.972)	19%
Other Operating Rev / Expenses	(1.243)	6.694	-119%	-	0%	5.451	0	0%
Depreciation and Amortization	(734)	(888)	-17%	(527)	39%	(1.622)	(1.069)	52%
Equity pick up	(445)	(146)	205%	1.066	-142%	(591)	4.158	-114%
Operating results	56.106	46.634	20%	37.871	48%	102.740	78.197	31%

Financial Income	3.453	4.601	-25%	2.791	24%	8.054	5.801	39%
Financial Expenses	(10.946)	(11.737)	-7%	(5.549)	97%	(22.683)	(18.134)	25%

Income Before Taxes on Income	48.613	39.498	23%	35.113	38%	88.111	65.864	34%

Deferred Taxes	(7.866)	(2.183)	260%	(5.912)	33%	(10.049)	(5.912)	70%
Income Tax and Social Contribution	1.727	978	77%	3.546	-51%	2.705	1.097	147%

Income After Taxes on Income	42.474	38.293	11%	32.747	30%	80.767	61.049	32%

Minority Shareholders	15.918	9.420	69%	7.068	125%	25.338	13.744	84%

Net Income	26.556	28.873	-8%	25.679	3%	55.429	47.305	17%

35

TENDA SEGMENT INCOME STATEMENT

R$000	2Q13	1Q13	Q-o-Q	2Q12	Y-o-Y (%)	1H13	1H12	Y-o-Y(%)
Net Operating Revenue	266.504	140.265	90%	273.393	-3%	406.769	567.239	-28%
Operating Costs	(246.770)	(149.888)	65%	(219.256)	13%	(396.658)	(494.045)	-20%
Gross profit	19.734	(9.623)	-305%	54.137	-64%	10.111	73.194	-86%
Operating Expenses
Selling Expenses	(20.969)	(20.779)	1%	(22.712)	-8%	(41.748)	(43.005)	-3%
General and Administrative Expenses	(19.494)	(22.632)	-14%	(26.762)	-27%	(42.126)	(53.672)	-22%
Other Operating Rev / Expenses	3.735	(3.121)	-220%	(12.946)	-129%	614	(17.783)	-103%
Depreciation and Amortization	(2.464)	(2.923)	-16%	(3.873)	-36%	(5.387)	(6.149)	-12%
Equity	(4.527)	19.109		4.909		14.582	20.168	-28%
Operating results	(23.985)	(39.969)	-40%	(7.248)	231%	(63.954)	(27.247)	135%

Financial Income	7.520	10.702	-30%	9.606	-22%	18.222	17.318	5%
Financial Expenses	(5.619)	(7.771)	-28%	(7.926)	-29%	(13.390)	(15.531)	-14%

Loss Before Taxes on Income	(22.084)	(37.038)	-40%	(5.568)	297%	(59.122)	(25.460)	132%

Deferred Taxes	(1.341)	(2.459)	-45%	(543)	147%	(3.800)	(4.879)	-22%
Income Tax and Social Contribution	(2.191)	(1.062)	106%	(2.032)	8%	(3.253)	(1.778)	83%

Loss After Taxes on Income	(25.616)	(40.559)	-37%	(8.143)	215%	(66.175)	(32.118)	106%

Minority Shareholders	396	3.294	-88%	4.270	-91%	3.690	11.025	-67%

Net Loss	(26.012)	(43.853)	-41%	(12.413)	110%	(69.865)	(43.143)	62%

36

GAFISA  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	332.292	375.900	-12%	197.852	68%
Receivables from clients	1.383.963	1.334.583	4%	1.712.270	-19%
Properties for sale	972.304	852.829	14%	814.934	19%
Other accounts receivable	200.551	207.058	-3%	141.043	42%
Deferred selling expenses	37.889	-	0%		0%
Prepaid expenses	-	44.623	-100%	79.801	-100%
Properties for sale	5.800	15.900	-64%	70.900	-92%
Non current assets for sale	547.560
Financial Instruments	3.133	4.747	-34%	9.603	-67%
	3.483.492	2.835.640	23%	3.026.403	15%
Long-term Assets
Receivables from clients	264.158	318.170	-17%	423.040	-38%
Properties for sale	336.402	278.756	21%	129.029	161%
Financial Instruments	1.756	3.470	-49%	-	0%
Other	213.049	206.898	3%	148.207	44%
	815.366	807.294	1%	700.276	16%
Intangible and Property and Equipment	68.883	64.877	6%	50.131	-98%
Investments	2.260.268	2.860.106	-21%	3.006.779	0%

Total Assets	6.628.008	6.567.917	1%	6.783.590	-2%

Current Liabilities
Loans and financing	369.563	386.506	-4%	598.301	-38%
Debentures	201.703	208.164	-3%	288.874	-30%
Obligations for purchase of land and advances from clients	376.656	293.004	29%	225.485	67%
Materials and service suppliers	73.822	75.507	-2%	83.122	-11%
Taxes and contributions	74.730	68.071	10%	79.363	-6%
Obligation for investors	110.495	114.814	-4%	110.555	0%
Other	738.504	628.990	17%	479.955	54%
	1.945.473	1.775.056	10%	1.865.655	4%
Long-term Liabilities
Loans and financing	1.074.602	956.957	12%	729.534	47%
Debentures	825.687	992.262	-17%	879.324	-6%
Obligations for purchase of land	51.341	64.058	-20%	89.104	-42%
Deferred taxes	64.404	63.954	1%	63.625	1%
Provision for contingencies	68.958	68.675	0%	-	0%
Obligation for investors	14.443	19.535	-26%	124.628	-88%
Other	99.263	102.835	-3%	368.690	-73%
	2.198.697	2.268.276	-3%	2.254.905	-2%
Shareholders' Equity
Shareholders' Equity	2.449.326	2.489.356	-2%	2.629.718	-7%
Non-controlling interests	34.512	35.229	-2%	33.311	4%
	2.483.837	2.524.585	-2%	2.663.029	-7%
Liabilities and Shareholders' Equity	6.628.008	6.567.917	1%	6.783.590	-2%

37

TENDA  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	768.869	770.129	0%	636.432	21%
Receivables from clients	800.101	840.168	-5%	1.203.243	-34%
Properties for sale	594.874	723.533	-18%	701.253	-15%
Other accounts receivable	471.687	307.613	53%	304.363	55%
Deferred selling expenses	-	-	0%		0%
Prepaid expenses	9.743	10.785	-10%	10.278	-5%
Properties for sale	128.570	125.743	2%	112.540	14%
Financial Instruments	-	-	0%	-	0%
	2.773.844	2.777.971	0%	2.968.109	-7%
Long-term Assets
Receivables from clients	22.755	27.396	-17%	98.834	-77%
Properties for sale	133.242	116.613	14%	200.247	-33%
Deferred taxes	-	-	0%	-	0%
Other	79.662	77.417	3%	72.087	11%
	235.659	221.426	6%	371.167	-37%
Intangible and Property and Equipment	37.432	31.865	17%	40.735	-8%
Investments	204.944	210.600	-3%	183.409	12%

Total Assets	3.251.879	3.241.862	0%	3.563.420	-9%

Current Liabilities
Loans and financing	117.555	133.068	-12%	82.719	42%
Debentures	184.054	174.459	5%	312.798	-41%
Obligations for purchase of land and advances from clients	101.397	108.675	-7%	136.992	-26%
Materials and service suppliers	27.372	30.849	-11%	37.066	-26%
Taxes and contributions	80.986	82.916	-2%	116.247	-30%
Obligation for investors	-	-	0%		0%
Other	121.705	136.528	-11%	806.946	-85%
	633.069	666.495	-5%	1.492.769	-58%
Long-term Liabilities

Loans and financing	171.151	216.418	-21%	155.351	10%
Debentures	548.224	399.923	37%	299.784	83%
Obligations for purchase of land	3.388	3.386	0%	7	50992%
Deferred taxes	12.297	10.956	12%	12.995	-5%
Provision for contingencies	55.123	63.951	-14%	54.971	0%
Obligation for investors	-	-	0%	-	0%
Other	55.153	45.009	23%	38.866	42%
	845.336	739.643	14%	561.974	50%
Shareholders' Equity
Shareholders' Equity	1.735.903	1.797.550	-3%	1.486.249	17%
Non-controlling interests	37.570	38.174	-2%	22.428	68%
	1.773.473	1.835.724	-3%	1.508.677	18%
Liabilities and Shareholders' Equity	3.251.879	3.241.862	0%	3.563.420	-9%

8

38

ALPHAVILLE  SEGMENT BALANCE SHEET

	2Q13	1Q13	Q-o-Q(%)	2Q12	Y-o-Y(%)
Current Assets
Cash and cash equivalents	185.529	297.614	-38%	151.682	22%
Receivables from clients	396.157	317.369	25%	170.355	133%
Properties for sale	276.427	248.192	11%	213.521	29%
Other accounts receivable	33.798	22.388	51%	14.560	132%
Deferred selling expenses	-	163	-100%	-	0%
Prepaid Expenses	-	-	0%	-	0%
Properties for sale	-	-	0%	-	0%
Financial Instruments	2.446	3.053	-20%	8.086	-70%
	894.357	888.779	1%	558.204	60%
Long-term Assets
Receivables from clients	393.550	394.492	0%	351.719	12%
Properties for sale	46.294	39.717	17%	14.232	225%
Financial Instruments	796	2.450	-68%	-	0%
Other	11.769	6.479	82%	2.788	322%
	452.410	443.138	2%	368.739	23%
Intangible and Property and Equipment	16.137	11.062	46%	6.657	142%
Investments	45.882	49.617	-8%	47.539	-3%

Total Assets	1.408.785	1.392.596	1%	981.138	44%

Current Liabilities
Loans and financing	84.917	91.760	-7%	66.918	27%
Debentures	-	-	0%	-	0%
Obligations for purchase of land and advances from clients	90.210	100.238	-10%	54.800	65%
Materials and service suppliers	55.720	47.540	17%	31.557	77%
Taxes and contributions	52.677	46.137	14%	37.650	40%
Obligation for investors	38.219	70.005	-45%	47.679	-20%
Other	169.226	133.207	27%	136.738	24%
	490.969	488.887	0%	375.342	31%
Long-term Liabilities
Loans and financing	147.658	153.125	-4%	91.330	62%
Debentures	-	-	0%	-	0%
Obligations for purchase of land	-	-	0%	1.170	-100%
Deferred taxes	3.842	4.495	-15%	12.595	-69%
Provision for contingencies	16.551	15.745	5%	15.247	9%
Obligation for investors	12.022	12.021	0%	46.906	-74%
Other	113.352	132.959	-15%	23.252	387%
	293.425	318.345	-8%	190.499	54%
Shareholders' Equity
Shareholders' Equity	480.206	455.711	5%	323.304	49%
Non-controlling interests	144.186	129.653	11%	91.992	57%
	624.391	585.364	7%	415.296	50%
Liabilities and Shareholders' Equity	1.408.785	1.392.596	1%	981.138	44%

9

39

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 58 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer